SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - COPEL
CNPJ/MF 76.483.817/0001-20
State Taxpayer Number 10146326-50
Public Company - CVM 1431-1
www.copel.com       copel@copel.com
Rua Coronel Dulcídio, 800, Batel - Curitiba - PR
CEP 80420-170

QUARTERLY INFORMATION

ITR

March 2009

FINANCIAL STATEMENTS

Balance Sheet - Assets

As of March 31, 2009 and December 31, 2008
(In thousands of reais)

CODE	DESCRIPTION	N. no.	Parent Company		Consolidated

			31/03/2009	31/12/2008	31/03/2009	31/12/2008

1	TOTAL ASSETS		9,851,177	9,774,440	13,188,444	13,253,626
1.01	CURRENT ASSETS		988,919	1,131,965	3,539,576	3,573,153
1.01.01	Cash in hand and cash equivalents	3	324,586	318,455	1,594,217	1,813,576
1.01.02	Receivables		664,333	813,510	1,873,210	1,695,317
1.01.02.01	Customers		-	-	993,164	984,572
1.01.02.01.01	Customers and distributors	4	-	-	1,044,176	1,032,952
1.01.02.01.02	Provision for doubtful accounts	5	-	-	(60,724)	(56,284)
1.01.02.01.03	Telecommunications services, net		-	-	9,712	7,904
1.01.02.02	Other Receivables		664,333	813,510	880,046	710,745
1.01.02.02.01	Dividends receivable	13	479,725	719,061	5,247	5,247
1.01.02.02.02	Service in progress		-	-	59,626	64,765
1.01.02.02.03	CRC transferred to State Government	6	-	-	47,782	47,133
1.01.02.02.04	Taxes and social contribution	7	82,725	94,009	231,546	257,339
1.01.02.02.05	Deferred regulatory assets - CVA	8	-	-	188,303	111,098
1.01.02.02.06	Other regulatory assets	9	-	-	27,570	31,511
1.01.02.02.07	Bonds and securities		71,358	-	71,358	-
1.01.02.02.08	Collaterals and escrow deposits	10	30,522	436	174,565	150,794
1.01.02.02.09	Other receivables	11	3	4	74,049	42,858
1.01.03	Inventories		-	-	72,149	64,260
1.02	NONCURRENT ASSETS		8,862,258	8,642,475	9,648,868	9,680,473
1.02.01	Long-Term Receivables		1,100,023	1,149,094	1,997,234	2,117,741
1.02.01.01	Sundry Receivables		150,203	219,801	1,997,234	2,117,741
1.02.01.01.01	Customers and distributors	4	-	-	71,632	82,176
1.02.01.01.02	Provision for doubtful accounts	5	-	-	(191)	(246)
1.02.01.01.03	Telecommunications services		-	-	2,827	3,211
1.02.01.01.04	CRC transferred to State Government	6	-	-	1,248,554	1,272,770
1.02.01.01.05	Taxes and social contribution	7	122,175	121,338	458,496	462,609
1.02.01.01.06	Deferred regulatory assets - CVA	8	-	-	51,790	53,494
1.02.01.01.07	Other regulatory assets	9	-	-	5,786	11,085
1.02.01.01.08	Bonds and securities		-	69,063	-	69,063
1.02.01.01.09	Collaterals and escrow deposits	10	-	-	37,515	37,868
1.02.01.01.10	Judicial deposits	12	26,270	26,268	109,116	113,497
1.02.01.01.11	Other Receivables	11	1,758	3,132	11,709	12,214
1.02.01.02	Receivables from Related Parties	13	949,820	929,293	-	-
1.02.01.02.01	From subsidiaries		949,820	929,293	-	-
1.02.02	Permanent Assets		7,762,235	7,493,381	7,651,634	7,562,732
1.02.02.01	Investments	14	7,741,872	7,472,829	404,689	395,938
1.02.02.01.01	Equity in investees		96,179	94,873	385,303	376,397
1.02.02.01.03	Equity in subsidiaries		7,631,331	7,363,594	-	-
1.02.02.01.04	Other investments		14,362	14,362	19,386	19,541
1.02.02.02	Property, Plant, and Equipment	15	-	-	7,120,704	7,048,675
1.02.02.03	Intangible Assets	16	20,363	20,552	126,241	118,119

The accompanying notes are an integral part of these quarterly financial statements.

Balance Sheet – Liabilities

As of March 31, 2009 and December 31, 2008
(In thousands of reais)

CODE	DESCRIPTION	N. no.	Parent Company		Consolidated

			31/03/2009	31/12/2008	31/03/2009	31/12/2008

2	TOTAL LIABILITIES		9,851,177	9,774,440	13,188,444	13,253,626
2.01	CURRENT LIABILITIES		295,421	492,232	1,684,825	1,963,494
2.01.01	Loans and financing	17	13,822	24,896	80,415	98,461
2.01.02	Debentures	18	5,770	169,233	38,823	195,000
2.01.03	Suppliers	19	464	564	542,241	497,832
2.01.04	Taxes, fees, and contributions	7	35,914	57,993	310,755	407,072
2.01.05	Dividends payable		239,264	239,265	248,686	245,166
2.01.06	Payroll, social charges, and accruals	20	162	243	169,468	159,388
2.01.08	Other		25	38	294,437	360,575
2.01.08.01	Post-employment benefits	21	19	34	20,919	22,066
2.01.08.02	Deferred regulatory liabilities - CVA	8	-	-	12,977	28,327
2.01.08.03	Other regulatory liabilities	9	-	-	21,071	26,192
2.01.08.04	Regulatory charges	22	-	-	33,248	43,123
2.01.08.05	R & D and Energy Efficiency	23	-	-	100,262	126,484
2.01.08.06	Other accounts payable	24	6	4	105,960	114,383
2.02	NONCURRENT LIABILITIES		1,230,598	1,229,121	2,938,620	2,997,478
2.02.01	Noncurrent liabilities		1,230,598	1,229,121	2,938,620	2,997,478
2.02.01.01	Loans and financing	17	414,163	414,959	743,892	769,056
2.02.01.02	Debentures	18	600,000	600,000	794,617	802,116
2.02.01.03	Provisions for contingencies	25	216,435	214,162	592,225	593,365
2.02.01.06	Other		-	-	807,886	832,941
2.02.01.06.01	Suppliers	19	-	-	209,352	214,157
2.02.01.06.02	Taxes and social contributions	7	-	-	27,388	29,528
2.02.01.06.03	Post-employment benefits	21	-	-	398,864	425,879
2.02.01.06.04	Deferred regulatory liabilities - CVA	8	-	-	-	2,373
2.02.01.06.05	Other regulatory liabilities	9	-	-	3,868	7,257
2.02.01.06.06	R & D and Energy Efficiency	23	-	-	83,943	72,079
2.02.01.06.07	Deferred revenues		-	-	74,994	74,994
2.02.01.06.08	Other payables	24	-	-	9,477	6,674
2.03	NON-CONTROLLING SHAREHOLDERS' INTERESTS		-	-	239,841	239,567
2.04	SHAREHOLDERS' EQUITY		8,325,158	8,053,087	8,325,158	8,053,087
2.04.01	Paid-in stock capital	26	4,460,000	4,460,000	4,460,000	4,460,000
2.04.02	Capital Reserves		838,340	838,340	838,340	838,340
2.04.04	Income Reserves		2,754,747	2,754,747	2,754,747	2,754,747
2.04.04.01	Legal reserves		377,590	377,590	377,590	377,590
2.04.04.02	Retained earnings		2,377,157	2,377,157	2,377,157	2,377,157
2.04.05	Accrued Earnings		272,071	-	272,071	-

The accompanying notes are an integral part of these quarterly financial statements.

Statement of Operations

For the quarters ended on March 31, 2009 and 2008
(In thousands of reais)

CODE	DESCRIPTION	N. no.	Parent Company		Consolidated

			31/03/2009	31/03/2008	31/03/2009	31/03/2008
3	STATEMENT OF OPERATIONS
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	27	-	-	2,077,541	1,989,579
3.01.01	Electricity sales to final customers		-	-	752,679	718,669
3.01.02	Electricity sales to distributors		-	-	334,583	316,616
3.01.03	Use of the power grid		-	-	869,601	850,237
3.01.04	Telecommunications revenues		-	-	23,615	17,594
3.01.05	Distribution of piped gas		-	-	62,293	59,491
3.01.06	Other operating revenues		-	-	34,770	26,972
3.02	DEDUCTIONS FROM GROSS REVENUES	28	-	-	(720,912)	(675,021)
3.03	NET REVENUES FROM SALES AND/OR SERVICES		-	-	1,356,629	1,314,558
3.04	COST OF SALES AND/OR SERVICES	29	-	-	(880,299)	(866,699)
3.04.01	Electricity purchased for resale		-	-	(429,340)	(443,499)
3.04.02	Charges for the use of the power grid		-	-	(122,701)	(105,767)
3.04.03	Personnel and management		-	-	(129,868)	(105,970)
3.04.04	Pension and healthcare plans		-	-	3,562	(16,103)
3.04.05	Materials and supplies		-	-	(11,810)	(9,934)
3.04.06	Raw materials and supplies for electricity generation		-	-	(5,693)	(5,013)
3.04.07	Natural gas and supplies for the gas business		-	-	(37,666)	(31,791)
3.04.08	Third-party services		-	-	(48,210)	(45,440)
3.04.09	Depreciation and amortization		-	-	(91,704)	(95,907)
3.04.10	Other costs		-	-	(6,869)	(7,275)
3.05	RESULT OF OPERATIONS		-	-	476,330	447,859
3.06	OTHER INCOME (EXPENSES)		270,569	249,835	(63,085)	(58,883)
3.06.01	From sales	29	-	-	(10,973)	(15,126)
3.06.02	General and administrative revenues (expenses)	29	(2,466)	(2,230)	(64,955)	(53,884)
3.06.03	Interest income (expenses)	30	509	(13,597)	32,538	34,090
3.06.03.01	Interest income		31,297	17,585	87,771	106,603
3.06.03.02	Interest expenses		(30,788)	(31,182)	(55,233)	(72,513)
3.06.05	Other Operating Expenses	29	(2,450)	(872)	(30,869)	(36,213)
3.06.05.01	Other revenues (expenses), net		(2,450)	(872)	(30,869)	(36,213)
3.06.06	Equity in results of investees	14	274,976	266,534	11,174	12,250
3.07	OPERATING INCOME (LOSSES)		270,569	249,835	413,245	388,976
3.09	INCOME (LOSSES) BEFORE TAXES/EQ. INVESTMENTS		270,569	249,835	413,245	388,976
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONT.	7	-	-	(106,298)	(122,909)
3.11	DEFERRED INCOME TAX	7	1,502	5,677	(31,081)	(6,475)
3.14	NON-CONTROLLING SHAREHOLDERS INTERESTS		-	-	(3,795)	(4,080)
3.15	NET INCOME FOR THE PERIOD		272,071	255,512	272,071	255,512

	NET INCOME PER SHARE - in reais		0.9942	0.9337

The accompanying notes are an integral part of these quarterly financial statements.

Statement of Changes in Shareholders’ Equity

For the year ended on December 31, 2008 and for the quarter ended on March 31, 2009

(In thousands of reais)

	Stock	Capital	Legal	Retained	Accrued
	capital	reserves	reserve	earnings	earnings	Total

Balance as of December 31, 2007	4,460,000	838,340	323,653	1,614,184	-	7,236,177

Net income for the year	-	-	-	-	1,078,744	1,078,744
Allocation proposed to the GSM:
Legal reserve	-	-	53,937	-	(53,937)	-
Interest on capital	-	-	-	-	(228,000)	(228,000)
Dividends	-	-	-	-	(33,834)	(33,834)
Investment reserve	-	-	-	762,973	(762,973)	-

Balance as of December 31, 2008	4,460,000	838,340	377,590	2,377,157	-	8,053,087

Net income for the quarter	-	-	-	-	272,071	272,071

Balance as of March 31, 2009	4,460,000	838,340	377,590	2,377,157	272,071	8,325,158

The accompanying notes are an integral part of these quarterly financial statements.

Statement of Cash Flows

For the periods ended on March 31, 2009 and 2008

(In thousands of reais)

	Note	Parent Company		Consolidated

		2009	2008	2009	2008

Cash flows from operating activities
Net income for the quarter		272,071	255,512	272,071	255,512

Adjustments to reconcile the net income for the quarter with the generation of cash by operating activities:
Provision for doubtful accounts	5	-	-	4,382	7,424
Depreciation	15.c	-	-	96,793	100,923
Amortization of intangible assets - concession	16.e	189	-	958	958
Amortization of intangible assets - goodwill	16.e	-	-	-	1,202
Amortization of intangible assets - other	16.e	-	-	882	933
Unrealized monetary and exchange variations, net	-	8,585	18,075	18,231	9,130
Equity in results of investees	14.b	(274,976)	(266,534)	(11,174)	(12,250)
Deferred income tax and social contribution	-	(1,502)	(5,677)	31,081	6,475
Variations in regulatory assets and liabilities (CVA), net	8.b	-	-	(87,695)	(43,287)
Variations in other regulatory assets and liabilities, net	9	-	-	896	(6,516)
Accruals for long-term liabilities	25	2,273	874	5,155	7,420
Write-off of property, plant, and equipment, net	-	-	-	3,509	2,326
Write-off of intangible assets, net	-	-	-	202	66
Non-controlling shareholders' interests	-	-	-	(3,795)	4,080

Increase (decrease) in assets	-
Customers and distributors		-	-	2,151	5,470
Telecommunications services		-	-	(1,424)	371
Dividends and interest on capital received		245,290	120,000	2,289	5,931
Construction in progress		-	-	5,139	987
CRC transferred to State Government	6.b	-	-	32,742	30,012
Taxes and social contribution		11,949	9,590	18,654	19,135
Collaterals and escrow deposits		(30,000)	2,366	(20,983)	47,459
Inventories		-	-	(7,889)	5,396
Judicial deposits		(2)	-	1,397	(3,008)
Other		1,375	(146)	(30,622)	8,044

Increase (decrease) in liabilities	-
Loans and financing - interest paid		(22,983)	(18,715)	(43,487)	(37,322)
Debentures - interest paid		(50,483)	(49,403)	(56,262)	(56,034)
Suppliers		(100)	(265)	44,409	87,866
Taxes and social contribution		(22,079)	(12,182)	(118,286)	(97,164)
Payroll and labor accruals		(81)	(37)	10,080	(9,840)
Post-employment benefits		(15)	(14)	(28,162)	(858)
Regulatory charges		-	-	(9,875)	839
R & D and Energy Efficiency		-	-	(18,240)	3,047
Other		1	7	(10,097)	(6,956)
Non-controlling shareholders' interests		-	-	4,069	(4,508)

Net cash generated by operating activities		139,512	53,451	107,099	333,263

(next page)

(continued)

	Note	Parent Company		Consolidated

		2009	2008	2009	2008
Cash flows from investing activities
Payments of loans to related parties	-	-	176,027	-	-
Acquisition of control in Dominó Holdings - net of acquired cash	14.d	-	-	-	(108,962)
Additions to interests in other companies and other investments	-	(21)	(67,000)	(21)	(3,333)
Additions to property, plant, and equipment:	15.c	-	-	(180,932)	(122,564)
Additions to intangible assets	16.e	-	-	(10,164)	(1,176)
Customer contributions	15.c	-	-	11,830	13,156
Sale of property, plant, and equipment	-	-	-	1,550	4,497

Net cash generated (used) by investing activities		(21)	109,027	(177,737)	(218,382)

Cash flows from financing activities
Payment of the principal amounts of loans and financing	-	-	-	(15,361)	(16,712)
Payment of the principal amounts of debentures	-	(133,360)	(133,320)	(133,360)	(133,320)

Net cash used by financing activities		(133,360)	(133,320)	(148,721)	(150,032)

Total effects on cash and cash equivalents		6,131	29,158	(219,359)	(35,151)

Cash and cash equivalents at the beginning of the period	3	318,455	56,186	1,813,576	1,540,871
Cash and cash equivalents at the beginning of the period	3	324,586	85,344	1,594,217	1,505,720

Variation in cash and cash equivalents		6,131	29,158	(219,359)	(35,151)

The accompanying notes are an integral part of these quarterly financial statements.

Supplemental information about cash flows

Business acquisitions
Assets acquired	-	-	-	116,713
Liabilities acquired	-	-	-	(6,487)

Acquisition price	-	-	-	110,226
Cash and cash equivalents acquired	-	-	-	(1,264)

Acquisition price, net of cash and cash equivalents acquired	-	-	-	108,962

NOTES TO THE QUARTERLY INFORMATION

As of March 31, 2009

(In thousands of reais, except where otherwise indicated)

1 Operations

Companhia Paranaense de Energia - COPEL (COPEL, the Company or the Parent Company) is a public company with shares traded on Corporate Governance Level 1 of BOVESPA’s Special Listings and on stock exchanges in the United States of America and Spain. COPEL is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy - MME. Additionally, COPEL takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water supply and sanitation.

COPEL’s wholly-owned subsidiaries are: COPEL Geração e Transmissão S.A., COPEL Distribuição S.A., and COPEL Telecomunicações S.A.

COPEL Geração e Transmissão has a 51% stake in Consórcio Energético Cruzeiro do Sul, an independent power producer which won the concession for the Mauá Hydroelectric Power Plant (Note 15).

The other companies controlled by COPEL are: Companhia Paranaense de Gás – Compagas, Elejor – Centrais Elétricas do Rio Jordão S.A., COPEL Empreendimentos Ltda., UEG Araucária Ltda., Centrais Eólicas do Paraná, and Dominó Holdings S.A., controlled jointly with the other shareholders (Note 14.d).

On December 28, 2006, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. - Petrobras, leasing the Araucária Thermal Power Plant in return for monthly payments, over a period of one year, extended until December 31, 2008. On March 4, 2009, the lease was renewed, for another three years, as of January 1, 2009, subject to partial or total termination should UEG Araucária successfully participate at ANEEL-sponsored power auctions.

2 Presentation of the Quarterly Information

Authorization for the completion of this quarterly report was granted at Meeting of the Board of Officers held on May 11, 2009.

The quarterly data featured in this report are in accordance with the provisions of the Brazilian Corporate Law, as amended by Law no. 11,638/2007 and by Provisional Measure no. 449/2008, with the accounting practices adopted in Brazil, with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM).

COPEL has consolidated the financial statements of its wholly-owned subsidiaries and of the subsidiaries listed in Note 1.

Expenditures in connection with Consórcio Cruzeiro do Sul are recorded as property, plant, and equipment in progress, proportionally to COPEL’s share in the consortium, pursuant to the Accounting Manual for Electric Energy Utilities.

The Parent Company’s investments in the shareholders’ equities of subsidiaries, as well as the assets, liabilities, revenues, costs, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the non controlling interests are shown separately, so that the consolidated financial statements effectively represent the balances of transactions with third parties.

All subsidiaries follow the accounting practices adopted by COPEL, and the accounting practices adopted in the preparation of this quarterly report are consistent with those adopted in the financial statements as of December 31, 2008.

The dates of the financial statements of investees, which have been used for the calculation of the results of equity in these companies and for consolidation purposes, coincide with those of the Parent Company.

The balance sheets and the statements of income of the wholly-owned subsidiaries and other subsidiaries are featured in Note 34, and their statements of income are featured in Note 35, reclassified for the purpose of ensuring consistency with the account classification adopted by COPEL.

For purposes of comparison, the following reclassifications have been made:

.
Original account	Reclassified account	Consolidated

		31.12.2008
Noncurrent assets	Noncurrent assets
Investments (a)	Property, plant, and equipment	56,517

a) Consórcio Energético Cruzeiro do Sul, pursuant to ANEEL Ruling 3467, 18.09.2008 (Note 15.e).

Original account	Reclassified account	Consolidated

		31.03.2008
Equity in results of investees	Other income (expenses)
Amortization of goodwill (a)	Other revenues (expenses), net	(2,160)

Non-operating income (expenses)	Other income (expenses)
Non-operating income (expenses) (b)	Other revenues (expenses), net	(860)

a) Reclassification of goodwill pursuant to Technical Pronouncement CPC 04;
b)Pursuant to Law no. 11,638/07 and Provisional Measure 449/08.

We have not identified any adjustments which could have an impact on the Company’s income and on its shareholders’ equity as of March 31, 2008.

3 Cash in Hand and Cash Equivalents

		Parent Company		Consolidated

	31.03.2009	31.12.2008	31.03.2009	31.12.2008
Cash and banks	512	2,196	43,224	88,161
Short-term investments
Federal banks	324,074	316,259	1,548,336	1,720,936
Private banks	-	-	2,657	4,479
	324,074	316,259	1,550,993	1,725,415

	324,586	318,455	1,594,217	1,813,576

Most of the financial investments of the Company and of its subsidiaries have been made in official financial institutions, comprising mostly fixed income securities tied to federal bonds, bearing an average yield of 100% the Interbank Deposit Certificate rate. These investments are recorded at fair value and may be redeemed at any time, with no loss of any accrued earnings.

4 Consumers and Distributors

		Not yet due	Overdue for up to 90 days	Overdue for over 90 days	Consolidated Total

					31.03.2009	31.12.2008
Consumers
Residential		93,279	78,821	4,685	176,785	164,189
Industrial		108,836	25,210	36,325	170,371	155,920
Commercial		68,664	24,253	8,408	101,325	93,828
Rural		14,308	6,176	220	20,704	18,575
Government agencies		15,797	9,795	2,689	28,281	24,948
Public lighting		12,397	232	174	12,803	14,341
Public services		11,430	417	702	12,549	12,286
Unbilled		153,304	-	-	153,304	151,659
Installment receivables - current		81,823	3,763	10,561	96,147	91,614
Installment receivables - noncurrent		68,147	-	-	68,147	78,123
Low income customer rates		17,026	-	-	17,026	28,800
Penalties on overdue bills		3,647	3,844	2,373	9,864	9,101
State Government-"Luz Fraterna" Program		2,023	6,488	4,532	13,043	7,500
Decrease in the rate charged
for use of the distribution system		1,318	-	-	1,318	2,635
Gas supply		20,602	700	1,715	23,017	22,450
Other receivables		13,576	1,867	1,432	16,875	14,621
Other receivables - noncurrent		3,379	-	-	3,379	3,732
		689,556	161,566	73,816	924,938	894,322
Distributors
Electricity sales
Electricity sales - CCEE (Note 31)		8,449	-	105	8,554	9,931
Energy auction		120,449	-	-	120,449	96,074
Bilateral contracts		12,282	-	-	12,282	59,853
Reimbursement to generation companies		535	21	-	556	571
Reimbursement to gen. companies - NC		106	-	-	106	321
Contracts with small utilities		14,028	-	-	14,028	14,173
Short-term sales		-	-	123	123	126
		155,849	21	228	156,098	181,049
Charges for use of the power grid
Power grid		12,162	960	2,284	15,406	16,246
Basic Network and connection grid		19,096	38	232	19,366	23,511
		31,258	998	2,516	34,772	39,757

		876,663	162,585	76,560	1,115,808	1,115,128

31.03.2009	Current	805,031	162,585	76,560	1,044,176
	Noncurrent	71,632	-	-	71,632

31.12.2008	Current	821,363	147,530	64,059		1,032,952
	Noncurrent	82,176	-	-		82,176

5 Provision for Doubtful Accounts

COPEL’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

	Consolidated		Additions / (reversals)	Consolidated

		31.12.2008		31.03.2009
Consumers and distributors
Residential		5,544	2,280	7,824
Industrial		40,735	923	41,658
Commercial		8,506	1,021	9,527
Rural		177	9	186
Government agencies		947	48	995
Public lighting		169	(23)	146
Public services		-	185	185
Concession and permission holders		206	(3)	203
Concession and permission holders - noncurrent		246	(55)	191

		56,530	4,385	60,915

	Current	56,284	4,440	60,724
	Noncurrent	246	(55)	191

The applied criteria, in addition to taking into account management’s experience as far as the record of actual losses, also comply with the parameters recommended by ANEEL.

6 CRC Transferred to the Government of the State of Paraná

By means of a fourth amendment dated January 21, 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.a., with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

a) Maturity of long-term installments

	.
		Consolidated

	31.03.2009	31.12.2008
2010	37,642	50,268
2011	53,103	53,611
2012	56,634	57,176
2013	60,401	60,979
2014	64,418	65,034
2015	68,702	69,359
2016	73,271	73,972
2017	78,144	78,892
2018	83,341	84,138
2019	88,883	89,734
2020	94,794	95,702
2021	101,099	102,066
2022	107,822	108,854
After 2022	280,300	282,985

	1,248,554	1,272,770

b) Changes in the CRC balance

	Current	Noncurrent	Consolidated
Balances	assets	assets	Total

As of December 31, 2007	40,509	1,209,853	1,250,362
Interest	20,128	-	20,128
Monetary variation	63	25,111	25,174
Transfers	10,698	(10,698)	-
Amortization	(30,012)	-	(30,012)
As of March 31, 2008	41,386	1,224,266	1,265,652
Interest	59,411	-	59,411
Monetary variation	1,223	83,653	84,876
Transfers	35,149	(35,149)	-
Amortization	(90,036)	-	(90,036)
As of December 31, 2008	47,133	1,272,770	1,319,903
Interest	21,242	-	21,242
Monetary variation	(73)	(11,994)	(12,067)
Transfers	12,222	(12,222)	-
Amortization	(32,742)	-	(32,742)
As of March 31, 2009	47,782	1,248,554	1,296,336

7 Taxes and Social Contribution

		Parent Company		Consolidated

	31.03.2009	31.12.2008	31.03.2009	31.12.2008
Current assets
Deferred IRPJ/CSLL (a)	3,792	3,127	38,903	40,183
IRPJ/CSLL to be offset (b)	78,933	90,882	169,234	189,135
ICMS (VAT) to be offset	-	-	22,557	26,863
Other taxes to be offset	-	-	852	1,158
	82,725	94,009	231,546	257,339
Noncurrent assets
Deferred IRPJ/CSLL (a)	122,175	121,338	390,169	400,141
ICMS (VAT) to be offset	-	-	68,327	62,468
	122,175	121,338	458,496	462,609
Current liabilities
Deferred IRPJ/CSLL (a)	-	-	70,641	48,630
IRPJ/CSLL payable	-	-	35,982	115,476
ICMS (VAT) payable	-	-	138,513	132,380
PIS/Pasep and Cofins payable	-	14,706	24,611	38,353
REFIS Installments (c)	35,068	35,068	35,068	35,068
Income tax withheld on interest on capital	-	7,378	-	30,791
Other taxes	846	841	5,940	6,374
	35,914	57,993	310,755	407,072
Noncurrent liabilities
Deferred IRPJ/CSLL (a)	-	-	26,728	28,910
ICMS (VAT) payable	-	-	660	618
	-	-	27,388	29,528

IRPF = Corporate income tax
CSLL = Social contribution on net income

c) Deferred income tax and social contribution

The Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

Taxes levied on the pension and healthcare plans are being realized according to the actuarial assessment conducted annually by an independent actuary, pursuant to the rules set forth in CVM Instruction no. 371/2000. Deferred taxes on all other provisions will be realized as judicial rulings are issued and regulatory assets are realized.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, and do not lapse.

Deferred income tax and social contribution credits have been recorded as follows:

		Parent Company		Consolidated

	31.03.2009	31.12.2008	31.03.2009	31.12.2008
Current assets
Pension and healthcare plans	-	-	4,395	4,405
Tax losses	3,660	3,073	3,659	3,073
Passive CVA	-	-	3,088	9,631
Temporary additions	132	54	27,761	23,074
	3,792	3,127	38,903	40,183
Noncurrent assets
Pension and healthcare plans	-	-	135,366	144,552
Tax losses and negative tax basis	3,487	3,487	13,283	13,283
Temporary additions:	-	-	-	-
Provisions for contingencies	95,162	94,389	177,285	181,711
Provision for doubtful accounts	1,839	1,839	24,457	22,959
FINAN provision	4,563	4,563	4,563	4,563
Provisions for regulatory liabilities	-	-	8,938	7,062
Provision for effects of network charges	-	-	6,923	6,923
Amortization of goodwill	17,124	17,060	19,354	19,088
	122,175	121,338	390,169	400,141
(-) Current liabilities
Active CVA	-	-	60,688	34,438
Surplus power	-	-	536	928
Temporary exclusions	-	-	9,417	13,264
	-	-	70,641	48,630
(-) Noncurrent liabilities
Temporary exclusions
Active CVA	-	-	16,489	17,068
TUSD, aquiculture, and irrigation rates	-	-	29	32
Regulatory assets	-	-	1,950	3,982
Gas supply	-	-	8,260	7,828
	-	-	26,728	28,910

	125,967	124,465	331,703	362,784

The Company’s Board of Directors and Fiscal Council have approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, discounted at present value, which points out to the realization of deferred taxes. According to the estimate of future taxable income, the realization of deferred taxes is broken down below:

	Parent Company			Consolidated

	Estimated	Actual	Estimated	Estimated	Actual	Estimated
	realizable	realized	realizable	realizable	realized	realizable
	amount	amount	amount	amount	amount	amount

2009	6,173	54	-	66,942	13,715	-
2010	-	-	14,850	-	-	33,915
2011	-	-	4,876	-	-	25,709
2012	-	-	3,053	-	-	31,380
2013	-	-	3,053	-	-	42,176
2014			3,265			25,790
2015 to 2017	-	-	1,839	-	-	36,038
Until 2019	-	-	95,031	-	-	136,695

	6,173	54	125,967	66,942	13,715	331,703

Projected future income will be revised by management upon the approval of the financial statements for fiscal year 2009, in April 2010.

d) Income tax and social contribution paid in advance

Amounts recorded as corporate income tax (IRPJ) and social contribution on net income (CSLL) paid in advance refer to corporate tax return credits and amounts withheld.

e) Tax recovery program - REFIS

On December 16, 2000, COPEL signed up for the Tax Recovery Program (REFIS), established by Law no. 9,964, dated April 10, 2000, in order to pay in 60 monthly and equal installments an outstanding debt to the National Social Security Institute (INSS) in the consolidated amount of R$ 82,540, retroactive to March 1, 2000.

In September 2003, the Company, based on a legal opinion, set up a provision for the tax installments which hadn't been amortized until then. This provision, restated as of September 30, 2006, amounted to R$ 73,844, net, which corresponded to the restated balance of its REFIS account, taking into account amortizations and interest charges (the Long-Term Interest Rate or TJLP).

On August 31, 2006, COPEL filed for withdrawal from REFIS, only so it could sign up for the new tax installment plan established by Provisional Measure no. 303/2006, called Special Installment Plan or PAEX. By doing so, COPEL can now take advantage of the benefits of this plan by paying off the outstanding debt in six installments, with an 80% discount off the penalties and a 30% discount off the interest due. The Company’s application was completed on September 14, 2006.

The new installment plan includes only the remaining debt to INSS which was included in REFIS, i.e., net of payments already made, resulting in the amount, according to the INSS' initial calculation, of R$ 37,782, restated according to the SELIC interest rate, to be paid in six installments. These installments have already been paid.

Nevertheless, the INSS has already indicated it plans to “restore” the interest charges that were waived under REFIS I, in the amount of R$ 38,600 (as of September 2006). For purposes of provisioning, this amount has been restated and lowered 30%, pursuant to the benefit afforded under article 9 of Provisional Measure 303/96. However, as of the date of this report, the INSS has not made a decision on how to calculate the entire debt, and the collection of the corresponding credits remains suspended. Thus, the INSS has not offered any guarantees that their calculations are final, claiming that "final consolidation" of the debt has not been concluded yet.

Accordingly, in light of these circumstances, the Company maintained the provision in the amount of R$ 35,068 to cover the new INSS claim under PAEX.

f) Conciliation of the provision for income tax and social contribution

The conciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of operations is shown below:

		Parent Company		Consolidated

	31.03.2009	31.03.2008	31.03.2009	31.03.2008
Income before IRPJ and CSLL	270,569	249,835	413,245	388,976
IRPJ and CSLL (34%)	(91,993)	(84,944)	(140,503)	(132,252)
Tax effects on:
Dividends	782	-	782	426
Equity in results of investees	92,713	90,621	3,021	4,928
Present value adjustment - Compagas	-	-	(219)	(197)
Nondeductible expenses		-	(510)	-
Tax incentives	-	-	225	407
Other	-	-	(175)	(2,696)
Current IRPJ and CSLL	-	-	(106,298)	(122,909)
Deferred IRPJ and CSLL	1,502	5,677	(31,081)	(6,475)

IRPJ = Corporate income tax
CSLL = Social contribution on net income

8 Deferred Regulatory Assets and Liabilities - CVA

The Account for Compensation of “Portion A” Variations (CVA) records variations of the following Portion A cost items, as approved at the time of the annual rate reviews and as actually disbursed by companies during the year: Purchase of Power (Bilateral Contracts, Itaipu, and Auctions), Power Transport Costs (Transport of Power from Itaipu and Basic Network Charges), and Power Sector Charges – Fuel Consumption Account (CCC) quota; Energy Development Account (CDE) quota; System Service Charges (ESS); and Program of Incentives for Alternative Energy Sources (Proinfa) quotas.

ANEEL has ordered COPEL Distribuição to apply, as of June 24, 2008, an average provisional reduction of 3.35% to its rates for sales to final customers, pursuant to Resolution no. 663, dated June 23, 2008. Out of this percentage, - 7.17% correspond to the annual rate review, and 3.82% to financial components outside the range of the annual rate review. CVA is part of the latter group, amounting to R$ 74,440, and is made up of two installments: CVA being processed for rate year 2007-2008, in the amount of R$ 50,103, and CVA balance from the previous year to be offset, in the amount of R$ 24,337.

COPEL expects that the amounts classified as long-term assets will be recovered in up to two years.

a) Breakdown of CVA balances

		Current		Noncurrent
Consolidated		assets		assets

	31.03.2009	31.12.2008	31.03.2009	31.12.2008
Recoverable CVA variations, 2008 tariff adjustment
Fuel Consumption Account - CCC	8,983	17,966	-	-
Use of transmission installations (Basic Network)	7,954	15,908	-	-
Electricity purchased for resale (Itaipu)	5,805	11,611	-	-
Charges for system services - ESS	4,566	9,133	-	-
Energy Development Account - CDE	85	169	-	-
Incentives to Alternative Energy Sources - PROINFA	1,409	2,817	-	-
	28,802	57,604	-	-
Recoverable CVA variations, 2009 tariff adjustment
Fuel Consumption Account - CCC	18,636	8,512	6,212	8,512
Use of transmission installations (Basic Network)	27,337	12,412	9,112	12,412
Electricity purchased for resale (Itaipu)	57,063	16,588	19,021	16,588
Charges for system services - ESS	32,319	13,121	10,773	13,121
Energy Development Account - CDE	4,729	204	1,576	204
Incentives to Alternative Energy Sources - PROINFA	11,058	-	3,686	-
Electricity purchased for resale (CVA Energy)	6,386	1,881	752	1,881
Transmission of electricity purchased from Itaipu	1,973	776	658	776
	159,501	53,494	51,790	53,494

	188,303	111,098	51,790	53,494

		Current		Noncurrent
Consolidated		liabilities		liabilities

	31.03.2009	31.12.2008	31.03.2009	31.12.2008
CVA variations subject to offsetting, 2008 tariff adjustment
Electricity purchased for resale (CVA Energy)	12,863	25,727	-	-
Transmission of electricity purchased from Itaipu	114	227	-	-
	12,977	25,954	-	-
CVA variations subject to offsetting, 2009 tariff adjustment
Incentives to alternative sources (PROINFA)	-	2,373	-	2,373
	-	2,373	-	2,373

	12,977	28,327	-	2,373

b) Changes in the CVA

	Balance	Deferral	Amortization	Restatement	Transfers	Balance

	31.12.2008					31.03.2009
Assets
Fuel Consumption Account - CCC	34,990	7,079	(9,195)	957	-	33,831
Use of transmission installations (Basic Network)	40,732	10,708	(8,307)	1,270	-	44,403
Electricity purchased for resale (Itaipu)	44,787	41,408	(6,193)	1,887	-	81,889
Charges for system services - ESS	35,375	15,526	(4,913)	1,670	-	47,658
Energy Development Account - CDE	577	5,819	(141)	135	-	6,390
Incentives to Alternative Sources - PROINFA	2,817	14,688	(1,533)	181	-	16,153
Electricity purchased for resale (CVA Energy)	3,762	3,280	-	96	-	7,138
Transmission of electricity purchased from Itaipu	1,552	1,020	-	59	-	2,631
	164,592	99,528	(30,282)	6,255	-	240,093
Current	111,098	67,683	(30,282)	4,722	35,082	188,303
Noncurrent	53,494	31,845	-	1,533	(35,082)	51,790
Liabilities
Incentives to Alternative Sources - PROINFA	4,746	(4,711)	-	(35)	-	-
Electricity purchased for resale (CVA Energy)	25,727	-	(13,607)	743	-	12,863
Transmission of electricity purchased from Itaipu	227	-	(130)	17	-	114
	30,700	(4,711)	(13,737)	725	-	12,977
Current	28,327	(2,748)	(13,737)	740	395	12,977
Noncurrent	2,373	(1,963)	-	(15)	(395)	-

9 Other Regulatory Assets and Liabilities

Consolidated balances are shown below:

	Assets			Liabilities

	current	noncurrent	total	current	noncurrent	total

						31.03.2009
Copel Distribuição
Basic Network review adjustment (a)	11,817	3,044	14,861	14,511	3,628	18,139
Contracted energy shortfall - CIEN contract (b)	15,753	2,742	18,495	-	-	-
Other	-	-	-	721	240	961
	27,570	5,786	33,356	15,232	3,868	19,100
Copel Geração e Transmissão
Basic Network review adjustment (a)	-	-	-	5,839	-	5,839

	27,570	5,786	33,356	21,071	3,868	24,939

	Assets			Liabilities

	current	noncurrent	total	current	noncurrent	total

						31.12.2008
Copel Distribuição
Basic Network review adjustment (a)	11,458	6,088	17,546	14,511	7,255	21,766
Contracted energy shortfall - CIEN contract (b)	20,053	4,997	25,050	-	-	-
Other	-	-	-	2	2	4
	31,511	11,085	42,596	14,513	7,257	21,770
Copel Geração e Transmissão
Basic Network review adjustment (a)	-	-	-	11,679	-	11,679

	31,511	11,085	42,596	26,192	7,257	33,449

a) Adjustment installments – transmission charges

The concession agreements signed by the transmission utilities contain a clause which sets the date of July 1, 2005 as the date of the first periodic review of annual allowed revenues. The rate review was concluded and its results were approved on July 1, 2007, applicable retroactively to July 1, 2005. Thus, it became necessary to calculate the retroactive discrepancy for the period from 2005 to 2007, which has been treated as a “review adjustment share”.

This balance, which has been accrued by transmission utilities, has been offset over 24 months, starting July 2007.

ANEEL has calculated the discrepancy corresponding to the “connection point review adjustments” for all distribution utilities, resulting in a balance of R$ 22,915 to be paid by COPEL Distribuição to COPEL Transmissão. As far as the “basic network review adjustments", the application of COPEL Distribuição's participation percentage to the total adjustment installments resulted in the amount of R$ 29,020 to be collected from the remaining transmission utilities which underwent the rate review process.

Out of the amounts that are being settled with the transmission utilities, R$ 10,739, which correspond to the “connection point review adjustments”, and R$ 14,511, which correspond to the “basic network review adjustments”, have been taken into account in COPEL Distribuição’s June 2008 rate review, and the remainder will be taken into account in the June 2009 rate review. The Company expects that the amounts classified as long-term will be recovered within two years.

b) Contracted energy shortfall – CIEN Contract

The amount of R$ 30,112 refers to an advance for the coverage of COPEL's uncovered power demand, which had to be supplied through spot market transactions from January through April 2008, due to the termination of the agreement with Companhia de Interconexão Energética – CIEN, authorized under MME Ordinance no. 294/2006. This amount was tentatively taken into account in COPEL Distribuição’s June 2008 rate review. Out of this amount, R$ 22,584 have been amortized as of March 2009, and R$ 7,528 shall be amortized over the following three months. The discrepancies resulting from the review of the advanced amounts total R$ 10,967, which shall be included in the 2009 rate review.

10 Guarantees and Escrow Deposits

		Parent Company		Consolidated

	31.03.2009	31.12.2008	31.03.2009	31.12.2008
Current assets
Escrow deposits	30,522	436	174,565	150,794

Noncurrent assets
Collateral under STN agreement (Note 17.b)	-	-	37,515	37,868
.	-	-	37,515	37,868

There is a sum of R$ 22,227 invested in Unibanco S.A., restated as of March 31, 2009 (R$ 19,730 as of December 31, 2008), yielding 100,5% of the variation of the DI rate, in a reserve account set up to secure a debt to BNDESPAR, in connection with the issue of ELEJOR debentures, pursuant to a Private Agreement on Revenue Attachment and Other Covenants.

There are R$ 55,980, restated as of March 31, 2009 (R$ 54,403 as of December 31, 2008), invested in Banco do Brasil, yielding 100% of the variation of the DI rate, in a reserve account set up to secure to ANEEL the construction of the Mauá Power Plant by COPEL Geração e Transmissão.

There are R$ 30,000 invested in Banco do Brasil in a CD yielding 100.2% of the Interbank Deposit rate, to secure a lawsuit to which the Parent Company is a party.

The remaining deposits meet the requirements of the Electric Energy Trading Chamber (CCEE) and are tied to the operations conducted at power auctions, CCEE settlements, and ANEEL auctions.

11 Other Receivables

		Consolidated

	31.03.2009	31.12.2008
Current assets
Advance payments to employees	21,836	8,264
Advance payments	16,543	9,305
Lease of the Araucária Thermal Power Plant	10,357	7,474
Advance payments to suppliers	7,316	5,187
Decommissioning in progress	4,756	4,795
Installment plan for Onda Provedor de Serviços	4,348	4,348
Services to third-parties	4,133	1,347
Recoverable salaries of transferred employees	3,769	3,819
Compulsory loans	1,838	1,806
Sale of property and rights	1,779	1,872
Provision for doubtful accounts	(9,545)	(9,531)
Other receivables	6,919	4,172
	74,049	42,858
Noncurrent assets
Sale of property and rights	4,701	4,788
Compulsory loans	3,624	3,561
Advance payments to suppliers	3,327	2,435
Advance payments	57	57
Other receivables	-	1,373
	11,709	12,214

The provision for doubtful accounts refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely, and to an unrealizable amount mostly comprising wages of loaned employees.

12 Judicial Deposits

The balances of judicial deposits are shown below:

Consolidated	Total judicial deposits	Deduction of contingencies	Noncurrent assets	Noncurrent assets

			31.03.2009	31.12.2008
Labor claims	89,088	(27,793)	61,295	58,637

Civil
Easements	5,706	-	5,706	10,660
Civil claims	21,010	(7,327)	13,683	14,846
Customers' tariff litigation	1,813	(877)	936	1,835
	28,529	(8,204)	20,325	27,341

Tax claims	53,652	(27,004)	26,648	26,671

Other	848	-	848	848

	172,117	(63,001)	109,116	113,497

Parent Company	Total judicial deposits	Deduction of contingencies	Noncurrent assets	Noncurrent assets

			31.03.2009	31.12.2008
Tax claims	52,659	(27,004)	25,655	25,653

Other	615	-	615	615

	53,274	(27,004)	26,270	26,268

Escrow deposits have been classified under Provisions for Contingencies and are detailed in Note 25.

13 Receivables from Related Parties

		Parent Company		Consolidated

	31.03.2009	31.12.2008	31.03.2009	31.12.2008
Subsidiaries
Copel Geração e Transmissão
Dividends receivable	369,617	562,618	-	-
	369,617	562,618	-	-
Copel Distribuição
Dividends receivable	91,100	141,100	-	-
Transferred financing - STN (a)	94,714	94,006	-	-
Loan agreement (b)	610,613	597,227	-	-
	796,427	832,333	-	-
Copel Telecomunicações
Dividends receivable	3,655	3,655	-	-
	3,655	3,655	-	-
Compagas
Dividends receivable	9,180	5,515	-	-
	9,180	5,515	-	-
Elejor
Loan agreement	244,493	238,060	-	-
Dividends receivable	936	936	-	-
	245,429	238,996	-	-
Dominó Holdings
Dividends receivable	5,237	5,237	-	-
	5,237	5,237	-	-
	1,429,545	1,648,354	-	-
Investees
Sanepar
Dividends receivable	-	-	5,247	5,247
	-	-	5,247	5,247

	1,429,545	1,648,354	5,247	5,247

Current assets - Dividends receivable	479,725	719,061	5,247	5,247
Noncurrent assets	949,820	929,293	-	-

a) Transferred financing - STN

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, since the agreements for transfer to the respective subsidiaries have not been formalized before the financial institutions, these amounts are also recorded under the Parent Company.

The balances of these loans and financing are transferred with the same interest and charges agreed by the Parent Company and are shown separately as receivables from the wholly-owned subsidiaries, and as loans and financing liabilities owed by the subsidiaries, in the amount of R$ 94,714 (R$ 94,006 as of 31 December, 2008) (Note 17.b).

b) Loan Agreement – COPEL Distribuição

On February 27, 2007, ANEEL approved the loan agreement signed by COPEL (lender) and COPEL Distribuição (borrower), in the amount of R$ 1,100,000. This loan has a five-year term, bearing interest corresponding to 104% of the DI rate, and its funds were used in the expenditure program for the concession and in the payment of debentures transferred to COPEL Distribuição, which were due on March 1, 2007.

14 Investments

a) Main information about COPEL’s investees and subsidiaries

	Shares or quotas held by COPEL			COPEL's stake	Paid-in stock	Shareholders'	Net income

	Common	Preferred	Quotas	%	capital	equity (2)	(losses) (2)

Investees							31.03.2009
Sanepar	51,797,823	12,949,456	-	34.75	374,268	832,073	21,872
Sercomtel - Telecom.	9,018,088	4,661,913	-	45.00	246,896	147,333	(739)
Foz do Chopim	-	-	8,227,542	35.77	23,000	46,639	6,859
Dona Francisca	153,381,798	-	-	23.03	66,600	50,987	6,122
Sercomtel Celular	9,018,029	4,661,972	-	45.00	36,540	-	(2,970)
Dois Saltos Empreend. (1)	-	-	300,000	30.00	1,000	1,000	-
Copel Amec (1)	-	-	48,000	48.00	100	315	5
Carbocampel (1)	127,400	-	-	49.00	260	(153)	(12)
Escoelectric Ltda. (1)	-	-	3,220,000	40.00	6,532	(2,359)	-

Subsidiaries
Copel Geração e Transm.	3,400,378,051	-	-	100.00	3,400,378	3,779,807	150,846
Copel Distribuição	2,171,927,626	-	-	100.00	2,171,928	3,143,046	100,761
Copel Telecomunicações	194,754,542	-	-	100.00	194,755	209,570	5,646
Compagas	5,712,000	11,424,000	-	51.00	111,140	168,776	5,760
Elejor	42,209,920	-	-	70.00	69,450	83,635	5,242
Copel Empreendimentos (1)	-	-	397,983,311	100.00	397,983	404,082	(379)
UEG Araucária	-	-	565,951,934	80.00	707,440	660,254	(872)
Centrais Eólicas (1)	-	-	3,061,000	100.00	3,061	8,785	108
Dominó Holdings	113,367,832	-	-	45.00	251,929	653,340	16,128

(1) Unaudited by independent auditors
(2) Shareholders' equity and net income adjusted to COPEL's accounting practices

b) Changes to the investments in investees and subsidiaries

Parent Company	Balance as of 31.12.2008	Equity pick-up	AFCI	Proposed dividends and IOC	Balance as of 31.03.2009

Investees
Sercomtel S.A. - Telecomunicações	84,886	(285)	-	-	84,601
Sercomtel Telecom. - Impairment (e)	(18,301)	-	-	-	(18,301)
Foz do Chopim Energética Ltda.	16,519	2,453	-	(2,289)	16,683
Dona Francisca Energética S.A.	10,332	1,410	-	-	11,742
Dois Saltos Empreend. Geração Ener. Eletr. Ltda.	300	-	-	-	300
Copel Amec S/C Ltda.	149	2	-	-	151
Escoelectric Ltda.	(1,027)	-	-	-	(1,027)
Escoelectric Ltda. - Afac	1,025	-	-	-	1,025
Carbocampel S.A.	(69)	(6)	-	-	(75)
Carbocampel - Afac	1,059	-	21	-	1,080
Sercomtel Celular S.A.	6,195	-	-	-	6,195
Sercomtel Celular - Impairment (e)	(6,195)	-	-	-	(6,195)
	94,873	3,574	21	(2,289)	96,179
Subsidiaries
Copel Geração e Transmissão S.A.	3,628,961	150,846	-	-	3,779,807
Copel Distribuição S.A.	3,042,285	100,761	-	-	3,143,046
Copel Telecomunicações S.A.	203,924	5,646	-	-	209,570
Dominó Holdings S.A. (d)	286,745	7,258	-	-	294,003
(-) Negative goodwill - Dominó Holdings (d)	(74,402)	-	-	-	(74,402)
UEG Araucária Ltda.	132,225	(174)	-	-	132,051
Cia. Paranaense de Gás - Compagas	86,803	2,938	-	(3,665)	86,076
Elejor - Centrais Elétricas do Rio Jordão S.A.	54,450	4,095	-	-	58,545
Centrais Eólicas do Paraná Ltda.	2,603	32	-	-	2,635
	7,363,594	271,402	-	(3,665)	7,631,331
Other investments
Amazon Investment Fund - FINAM (c)	30,012	-	-	-	30,012
FINAM - Nova Holanda (c)	14,868	-	-	-	14,868
Northeast Investment Fund - FINOR (c)	9,870	-	-	-	9,870
FINAM - Investco (c)	7,903	-	-	-	7,903
Other tax incentives	2,315	-	-	-	2,315
Provision for losses - FINAM/FINOR (c)	(35,835)	-	-	-	(35,835)
Provision for losses - Nova Holanda (c)	(14,868)	-	-	-	(14,868)
Other investments	97	-	-	-	97
	14,362	-	-	-	14,362

	7,472,829	274,976	21	(5,954)	7,741,872

AFCI - advance for future capital increase

Parent Company	Balance as of 31.12.2007	Equity pick-up	AFCI	Balance as of 31.03.2008

Subsidiaries
Copel Geração e Transmissão	3,144,442	135,188	-	3,279,630
Copel Transmissão	-	-	-	-
Copel Distribuição	2,663,911	113,825	-	2,777,736
Copel Telecomunicações	193,735	1,177	-	194,912
Copel Participações	1,226,802	16,344	67,000	1,310,146
	7,228,890	266,534	67,000	7,562,424
Other investments
Amazon Investment Fund - FINAM (c)	30,012	-	-	30,012
FINAM - Nova Holanda (c)	14,868	-	-	14,868
Northeast Investment Fund - FINOR (c)	9,870	-	-	9,870
FINAM - Investco (c)	7,903	-	-	7,903
Other tax incentives	2,315	-	-	2,315
Provision for losses - FINAM/FINOR (c)	(26,801)	-	-	(26,801)
Other investments	7	-	-	7
	38,174	-	-	38,174

	7,267,064	266,534	67,000	7,600,598

AFCI - advance for future capital increase

Consolidated	Balance as of 31.12.2008	Equity pick-up	AFCI	Dividends	Transfers to/from construction in progress	Balance as of 31.03.2009

Investees
Sercomtel Telecom.	84,886	(285)	-	-	-	84,601
Sercomtel Telecom. - Impairment (e)	(18,301)	-	-	-	-	(18,301)
Foz do Chopim	16,519	2,453	-	(2,289)	-	16,683
Dona Francisca	10,332	1,410	-	-	-	11,742
Dois Saltos Empreend.	300	-	-	-	-	300
Copel Amec	149	2	-	-	-	151
Escoelectric	(1,027)	-	-	-	-	(1,027)
Escoelectric - AFCI	1,025	-	-	-	-	1,025
Carbocampel	(69)	(6)	-	-	-	(75)
Carbocampel - AFCI	1,059	-	21	-	-	1,080
Sercomtel Celular	6,195	-	-	-	-	6,195
Sercomtel Celular - Impairment (e)	(6,195)	-	-	-	-	(6,195)
Sanepar	281,524	7,600	-	-	-	289,124
	376,397	11,174	21	(2,289)	-	385,303
Other investments
Amazon Investment Fund - FINAM (c)	30,012	-	-	-	-	30,012
FINAM - Nova Holanda (c)	14,868	-	-	-	-	14,868
Northeast Investment Fund - FINOR (c)	9,870	-	-	-	-	9,870
FINAM - Investco (c)	7,903	-	-	-	-	7,903
Other tax incentives	2,315	-	-	-	-	2,315
Provision for losses - FINAM/FINOR (c)	(35,835)	-	-	-	-	(35,835)
Provision for losses - Nova Holanda (c)	(14,868)	-	-	-	-	(14,868)
Assets assigned for future use	3,821	-	-	-	5	3,826
Other investments	1,455	-	-	-	(160)	1,295
	19,541	-	-	-	(155)	19,386

	395,938	11,174	21	(2,289)	(155)	404,689

AFCI - advance for future capital increase

Consolidated	Balance as of 31.12.2007	Equity pick-up	Additions & AFCI	Dividends	Other		Balance as of 31.03.2008

Investees
Dominó Holdings (d)	90,155	-	-	-	(90,155)	(1)	-
Sanepar	-	9,354			264,539	(1)	273,893
Sercomtel Telecomunicações	82,153	880	-	-	-		83,033
Foz do Chopim	16,353	2,236	-	(1,252)	-		17,337
Sercomtel Celular	8,759	(1,506)	-	-	-		7,253
Dona Francisca	5,931	973	-	-	-		6,904
Copel Amec	140	2	-	-	-		142
Carbocampel	(56)	(3)	-	-	-		(59)
Carbocampel - AFCI	1,059	-	-	-	-		1,059
Escoelectric	(1,390)	552	-	-	-		(838)
Escoelectric - AFCI	1,025	-	-	-	-		1,025
Braspower - AFCI	176	-	-	-	-		176
UEG Araucária	-	(238)	-	-	238		-
	204,305	12,250	-	(1,252)	174,622		389,925
Other investments
Amazon Investment Fund - FINAM (c)	30,012	-	-	-	-		30,012
FINAM - Nova Holanda (c)	14,868	-	-	-	-		14,868
Northeast Investment Fund - FINOR (c)	9,870	-	-	-	-		9,870
FINAM - Investco (c)	7,903	-	-	-	-		7,903
Other tax incentives	2,315	-	-	-	-		2,315
Provision for losses - FINAM/FINOR (c)	(26,801)	-	-	-	-		(26,801)
Assets assigned for future use	4,588	-	-	-	-		4,588
Other investments	1,508	-	46	-	-		1,554
Other	-	-	2	-	-		2
	44,263	-	48	-	-		44,311

	248,568	12,250	48	(1,252)	174,622		434,236

(1) Inclusion of Dominó Holdings in the consolidation of financial statements.
AFCI - advance for future capital increase

c) Tax Incentives

In 2008, COPEL recalculated the market value of its investments in FINAM and FINOR, based on their average prices on the São Paulo Stock Exchange (BOVESPA). Based on the FINAM prices on December 29, 2008, and on the FINOR prices on December 22, 2008, the Company recorded an addition to the provision for the devaluation of these investments in the amount of R$ 9,034, thus raising the total balance to R$ 35,835. As for the Nova Holanda investment, COPEL recorded in 2008 a provision for its devaluation in the amount of R$ 14,868, due to the successive losses Nova Holanda has suffered over the years. The total effect of these provisions on the 2008 income, recorded in the fourth quarter, was R$ 23,902.

d) Dominó Holdings

On January 14, 2008, COPEL became the holder of 45% of the share capital of Dominó Holdings S.A., by acquiring a 30% interest held by Sanedo Participações Ltda. for R$ 110,226, with an approximate discount of R$ 74,402, based on the expected future profitability of the company. Upon consolidation of the balance sheets, this discount was reclassified to Deferred Revenues, under Long-Term Liabilities.

With this acquisition, COPEL acquired control of the company in cooperation with the remaining shareholders. Dominó Holdings has been consolidated into COPEL’s balance sheets proportionally to the Company’s interest in it.

The main items of assets, liabilities, and the statement of operations of Dominó Holdings, as well as the corresponding consolidated shares, are shown below:

Dominó Holdings S.A.	Balances as of 31.03.2009

	Full amounts	Revaluation reserve (1)	Adjusted balance	COPEL's stake (45%)

ASSETS	711,763	(46,740)	665,023	299,260
Current assets	14,742	-	14,742	6,633
Noncurrent assets	697,021	(46,740)	650,281	292,627

LIABILITIES	711,763	(46,740)	665,023	299,260
Current liabilities	11,676	-	11,676	5,253
Noncurrent liabilities	7	-	7	4
Shareholders' equity	700,080	(46,740)	653,340	294,003

STATEMENT OF OPERATIONS
Operating expenses	(860)	-	(860)	(387)
Interest income (expenses)	100	-	100	45
Equity in results of investees	16,228	660	16,888	7,600
Provision for income tax and social contribution	-	-	-	-
Net income for the period	15,468	660	16,128	7,258

(1) Balances have been adjusted due to accounting practices not adopted by the Parent Company

e) Asset impairment

The conclusion in December 2008 of impairment tests on COPEL’s assets, based, when applicable, on the same assumptions mentioned in the Property, Plant, and Equipment note (Note 15.d), indicated, with an adequate level of certainty, that a part of the assets in Sercomtel Telecomunicações S/A (R$ 18,301) and Sercomtel Celular S/A (R$ 6,195) were valued above their recoverable amount, thus requiring the accrual of corresponding losses due to impossibility of recovering these amounts through future profits by these companies. These losses were recorded in the fourth quarter of 2008.

No need to record provisions for devaluation of investments was identified in 2008 for the remaining assets of the Company.

15 Property, Plant, and Equipment

		Accumulated	Consolidated		Accumulated	Consolidated
	Cost	depreciation	net value	Cost	depreciation	net value

			31.03.2009			31.12.2008
In service (a)
Copel Geração e Transmissão	5,263,719	(2,105,557)	3,158,162	5,250,080	(2,070,575)	3,179,505
Copel Distribuição	4,934,910	(2,332,213)	2,602,697	4,816,165	(2,288,653)	2,527,512
Copel Telecomunicações	359,323	(212,959)	146,364	358,300	(206,587)	151,713
Compagas	161,159	(44,385)	116,774	159,486	(42,324)	117,162
Elejor	606,775	(50,785)	555,990	606,737	(46,689)	560,048
UEG Araucária	641,806	(115,939)	525,867	641,682	(107,978)	533,704
Centrais Eólicas do Paraná	4,129	(2,476)	1,653	4,129	(2,424)	1,705
Dominó Holdings	1	-	1	1	-	1
	11,971,822	(4,864,314)	7,107,508	11,836,580	(4,765,230)	7,071,350
Construction in progress
Copel Geração e Transmissão	379,731	-	379,731	350,721	-	350,721
Copel Distribuição	469,867	-	469,867	470,643	-	470,643
Copel Telecomunicações	32,756	-	32,756	29,874	-	29,874
Compagas	39,637	-	39,637	33,671	-	33,671
Elejor	8,292	-	8,292	8,292	-	8,292
UEG Araucária	968	-	968	881	-	881
	931,251	-	931,251	894,082	-	894,082
	12,903,073	(4,864,314)	8,038,759	12,730,662	(4,765,230)	7,965,432
Special liabilities (b)
Copel Geração e Transmissão	(187)	-	(187)	(187)	-	(187)
Copel Distribuição	(948,508)	30,640	(917,868)	(936,678)	20,108	(916,570)
	(948,695)	30,640	(918,055)	(936,865)	20,108	(916,757)

	11,954,378	(4,833,674)	7,120,704	11,793,797	(4,745,122)	7,048,675

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation, transmission, distribution, and sale of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. ANEEL Resolution no. 20/1999 regulates the release of assets from the concessions of the Public Electric Energy Utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession.

Financial charges and interest on loans from third-parties for investments in construction in progress have been recorded through transfers to Property, Plant, and Equipment in Progress, for a total of R$ 606 in 2009 (Note 17).

a) Property, plant, and equipment in service

		Accumulated	Consolidated		Accumulated	Consolidated
	Cost	depreciation	net value	Cost	depreciation	net value

			31.03.2009			31.12.2008
Machinery and equipment	7,995,678	(3,330,172)	4,665,506	7,874,370	(3,258,316)	4,616,054
Reservoirs, dams, and water mains	2,871,224	(1,086,444)	1,784,780	2,869,541	(1,069,984)	1,799,557
Buildings	714,671	(326,152)	388,519	710,019	(320,950)	389,069
Land	123,201	-	123,201	121,357	-	121,357
Gas pipelines	115,899	(28,469)	87,430	115,738	(27,504)	88,234
Vehicles	132,440	(81,601)	50,839	127,128	(77,327)	49,801
Furniture and implements	18,709	(11,476)	7,233	18,427	(11,149)	7,278

	11,971,822	(4,864,314)	7,107,508	11,836,580	(4,765,230)	7,071,350

b) Special liabilities

Special liabilities comprise customers’ contributions, Federal Government budget grants, federal, State, and municipal funds, and special credits assigned to the investments in facilities tied to a concession. Special liabilities are not onerous liabilities and are not credits owned by shareholders. The scheduled date for settlement of these liabilities was the concession expiration date.

ANEEL, by means of Regulatory Resolution no. 234/2006, dated October 31, 2006, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the periodic rate review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both the outstanding balance and new additions have been amortized as of July 1, 2008, pursuant to ANEEL Ruling no. 3,073/06 and Circular Letter no. 1,314/07. This amortization is calculated based on the same average depreciation rate of the corresponding assets.

For purposes of calculating the compensation for the assets linked to the concession and transferable to the Federal Government, on the concession expiration date the remaining balance of special liabilities, if any, will be deducted from the residual value of the assets, both assessed according to criteria set by ANEEL.

The change in the characteristics of these liabilities results from the new rate-setting mechanism introduced by this new Regulatory Resolution, which establishes that the depreciation of assets acquired with funds from Special Liabilities will no longer be included in the B Portion of the companies’ revenues.

c) Changes in property, plant, and equipment

		Construction	Special
Balances	In service	in progress	liabilities	Consolidated

As of December 31, 2007	6,973,238	725,895	(857,192)	6,841,941
Expenditure program	-	122,170	-	122,170
Reclass. of additions to Cons. Cruzeiro do Sul	-	394	-	394
Transfer to P.,P.,&E. in service	115,000	(115,000)	-	-
Depreciation quotas	(100,923)	-	-	(100,923)
Write-offs	(6,598)	(225)	-	(6,823)
Customer contributions	-	-	(13,156)	(13,156)
Transfers between P.,P.,&E. and intangible assets	6	(601)		(595)
Transfers of assets assigned for future use	(45)	-	-	(45)
Supplemental provisions for contingencies	-	(3,700)	-	(3,700)
As of March 31, 2008	6,980,678	728,933	(870,348)	6,839,263
Expenditure program	-	525,476	-	525,476
Reclass. of additions to Cons. Cruzeiro do Sul	-	49,673	-	49,673
Transfer to P.,P.,&E. in service	422,430	(422,430)	-	-
Depreciation quotas	(314,497)	-	20,108	(294,389)
Write-offs	(17,259)	(1,780)	-	(19,039)
Customer contributions	-	-	(66,517)	(66,517)
Transfers between P.,P.,&E. and intangible assets	(1)	(2,563)	-	(2,564)
Transfers of assets assigned for future use	(1)	-	-	(1)
Supplemental provisions for contingencies	-	16,773	-	16,773
As of December 31, 2008	7,071,350	894,082	(916,757)	7,048,675
Expenditure program	-	180,717	-	180,717
Transfer to P.,P.,&E. in service	150,076	(150,076)	-	-
Depreciation quotas in the statement of operations	(107,325)	-	10,532	(96,793)
Capitalized depreciation quotas	(2,435)	2,435	-	-
Write-offs	(4,158)	(686)		(4,844)
Customer contributions	-	-	(11,830)	(11,830)
Reclass. of additions to Cons. Cruzeiro do Sul	-	160	-	160
Transfers of assets assigned for future use	-	(5)	-	(5)
Supplemental provisions for contingencies	-	4,624	-	4,624
As of March 31, 2009	7,107,508	931,251	(918,055)	7,120,704

d) Asset impairment

The Company has a policy of periodically evaluating and monitoring the projected future performance of its assets. Accordingly, and in light of Technical Ruling CPC 01 – Writing Assets down to their Recoverable Value, whenever there is clear evidence that the Company has assets recorded at unrecoverable values or whenever events or changes in circumstances indicate that the book value of an asset may not be recoverable in the future the Company must immediately account for such discrepancies by means of a provision for losses.

The main principles underpinning the conclusions of COPEL’s impairment tests are listed below:

1) Lowest level of cash generating unit: held concessions are analyzed individually;

2) Recoverable Value: use value, or an amount equivalent to the discounted cash flows (before taxes) resulting from the continuous use of an asset until the end of its useful life;

3) Assessment of use value: based on future cash flows in constant currency, converted to current value according to a real discount rate, before income taxes.

The respective cash flows are estimated based on actual operational results, on the Company's annual corporate budget, as approved by the Board of Directors, on the resulting multi-year budget, and on future trends in the power sector.

As for the time frame for the analysis, the Company takes into account the expiration date of each concession.

As for market growth, COPEL’s projections are consistent with historical data and the Brazilian economy's growth prospects.

The respective cash flows are discounted at average discount rates, obtained through a methodology commonly employed on the market and supported by the regulatory agency, taking into account the weighed average cost of capital (WACC).

Management believes it has a contractually guaranteed right to compensation for the assets tied to concessions upon their expiration, and it accepts, for the time being and until further regulation is issued on this matter, that such compensation be valued according to the book value of the respective assets. Thus, the principle of valuation of residual assets upon expiration of concessions has been established as the book value of these assets.

In light of the principles discussed above, COPEL has not identified the need to set aside a provision for impairment of its assets.

e) Consórcio Energético Cruzeiro do Sul (1)

Consórcio Energético Cruzeiro do Sul, an independent power producer owned by COPEL Geração e Transmissão (with a 51% interest) and by Eletrosul Centrais Elétricas S.A. (49%), won, on October 10, 2006, at the ANEEL Auction of Power from New Projects 004/2006, the rights to the 35-year concession of the Mauá Hydroelectric Power Plant.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 350 MW and a secondary powerhouse rated 11 MW, for a total of 361 MW of installed capacity, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered in the middle section of the Tibagi River, between the towns of Telêmaco Borba and Ortigueira, in mideastern Paraná. The plant’s reservoir will have a perimeter of 80 km and a surface of 83.8 km2. The dam will have a length of 745 m and a maximum height of 85 m and will be built with roller-compacted concrete and a clay-filled embankment. The dam’s total solid volume will be around 630,000 m3.

Total estimated expenditures amount to approximately R$ 1,000,000 as of October 2006, of which 51% (R$ 510,000) will be invested by COPEL Geração e Transmissão, while the remaining 49% (R$ 490,000) will be invested by Eletrosul.

On November 17, 2008, the board of Banco Nacional de Desenvolvimento Econômico e Social – BNDES approved the financing for the Mauá Hydroelectric Power Plant. The financed amount corresponds to approximately 70% of COPEL's total expenditures in connection with the Mauá Power Plant.

The power from the Mauá Power Plant was sold at an ANEEL auction at the final rate of R$ 112.96/MWh, restated according to the IPCA inflation index starting on November 1, 2006. The company sold 192 average MW, for supply starting in January 2011. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization, and the maximum reference rate set in the auction notice was R$ 116.00/MWh.

Work began in May 2007 with the procurement of the basic project and the beginning of the executive project for the facility and its associated transmission system, the preparation of technical specifications, calculation records, designs, and other documents regarding the different structures within the facility, additional geological surveys, and topography services. The basic project has been concluded and approved by ANEEL. The project’s Environmental Impact Study and Environmental Impact Report have been disclosed at a public hearing and approved by the licensing authority, resulting in the issue of Installation License no. 6,496/2008. The service order for the beginning of the construction of the Mauá Hydroelectric Power Plant was signed on July 21, 2008, and commercial generation is scheduled for 2011.

The construction site has been set up, with area cleanup, terrain leveling, landfill compaction, and construction of industrial and administrative facilities and personnel quarters. The following tasks have also been concluded: excavation of ordinary soil and exposed rock in the river diversion structure; excavation of ordinary soil around the opening of the intake tunnel, the rock quarry, the load chamber, the powerhouse, and the tailrace channel. The following tasks are currently being carried out: excavation of exposed rock in the load chamber, the powerhouse, and the tailrace channel, and excavation of underground rock in the river diversion tunnels, intake tunnels, and access tunnels to the penstocks.

Total expenses already owed to suppliers of equipment and services amounted to R$ 598.000 as of March 31, 2009 (51% owed by COPEL and 49% owed by Eletrosul).

As of January 2009, in compliance with ANEEL Ruling no. 3,467, dated September 18, 2008, expenditures in this project have been recorded under Property, Plant, and Equipment, proportionally to the Company’s stake, pursuant to the Electric Energy Public Service Accounting Manual. In March 2009, COPEL Geração e Transmissão’s balance under Property, Plant, and Equipment related to this project was R$ 87,193.

(1) Technical information unaudited by the independent auditors.

16 Intangible assets

	Rights of use	Concession	Accumulated						Consolidated
	of software	and goodwill	amortization		Easements	R & D	Other		Net value

								31.03.2009	31.12.2008
In service
Assets with estimated useful lives
Copel Geração e Transmissão	11,892	-	(8,901)	(1)	11,166	-	-	14,157	13,679
Copel Distribuição	30,037	-	(25,059)	(1)	20,713	-	-	25,691	25,556
Copel Telecomunicações	4,066	-	(3,256)	(1)	-	-	-	810	973
Compagas	3,455	-	(1,548)	(1)	-	-	-	1,907	1,997
Elejor	-	-	-		101	-	-	101	101
UEG Araucária	90	-	(69)	(1)	-	-	-	21	23
Dominó Holdings	1	-	-		-	-	-	1	1
Concession - Elejor (a)	-	22,626	(2,263)		-	-	-	20,363	20,552
Concession - Copel Empreend. (b)	-	53,954	(5,278)		-	-	-	48,676	49,262
Concession - Sanepar (d)	-	10,942	(7,478)		-	-	-	3,464	3,647
	49,541	87,522	(53,852)		31,980	-	-	115,191	115,791
Assets with no estimated useful lives
Copel Geração e Transmissão	-	-	-		-	-	30	30	30
Copel Distribuição	-	-	-		-	-	103	103	103
Compagas	-	-	-		-	-	20	20	20
Goodwill - Sercomtel Telecom. (c)	-	42,289	(42,289)		-	-	-	-	-
Goodwill - Sercomtel Celular (c)	-	5,814	(5,814)		-	-	-	-	-
	-	48,103	(48,103)		-	-	153	153	153
	49,541	135,625	(101,955)		31,980	-	153	115,344	115,944
In progress
Copel Geração e Transmissão	90	-	-		288	-	-	378	249
Copel Distribuição	476	-	-		749	9,132	-	10,357	1,764
Copel Telecomunicações	135	-	-		-	-	-	135	135
Elejor	-	-	-		27	-	-	27	27
	701	-	-		1,064	9,132	-	10,897	2,175

								126,241	118,119

(1) Annual amortization rate: 20%

a) Concession - ELEJOR

The acquisition of the shares held by Triunfo Participações S.A., in December 2003, resulted in total goodwill of R$ 22,626, which corresponded to a balance of R$ 20,363 as of March 31, 2009, under the Parent Company. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statement of operations as of March 31, 2009 was R$ 189 (R$ 189 as of March 31, 2008).

b) Concession - COPEL Empreendimentos

The acquisition on May 31, 2006 of COPEL Empreendimentos, which was previously known as El Paso Empreendimentos e Participações Ltda. and which held a 60% interest in UEG Araucária Ltda., resulted in net final goodwill of R$ 53,954, with a balance of R$ 48,676 as of March 31, 2009. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in December 2029, and its effect on the statement of operations as of March 31, 2009 was R$ 586 (R$ 586 as of March 31, 2008).

c) Goodwill - Sercomtel

The investments in Sercomtel S.A. Telecomunicações and in Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), which have been fully amortized at the annual rate of 10%, with a charge to income of R$ 1,202 (R$ 1,057 + R$ 145) as of March 31, 2008. The payment of goodwill was determined by the expected future profitability, resulting from the assessment of the return on investment based on discounted cash flows.

d) Concession - Sanepar

In 1998, the acquisition by Dominó Holdings S.A. of an interest in SANEPAR resulted in goodwill of R$ 24,316, with a balance of R$ 7,700 as of March 31, 2009. This balance, proportionally to COPEL's stake (45%), corresponds to r$ 3,464, and has been amortized over 15 years as of 1999, at the rate of R$ 61 a month, with a charge to income of R$ 183 as of March 31, 2009 (R$ 183 as of March 31, 2008).

e) Changes in intangible assets

Balances	In service	In progress	Consolidated

As of December 31, 2007	112,888	3,603	116,491
Consolidation of Dominó Holdings - SANEPAR concession	4,378	-	4,378
Expenditure program	-	1,176	1,176
Capitalizations	606	(606)	-
Amortization quotas - concession	(958)	-	(958)
Amortization quotas - goodwill	(1,202)	-	(1,202)
Amortization quotas - other intangible assets	(933)	-	(933)
Write-offs	(66)	-	(66)
Transfer between intangible assets and P.,P.,&E.	(6)	601	595
As of March 31, 2008	114,707	4,774	119,481
Expenditure program	-	2,862	2,862
Capitalizations	8,024	(8,024)	-
Amortization quotas - concession	(2,871)	-	(2,871)
Amortization quotas - goodwill	(589)	-	(589)
Amortization quotas - other intangible assets	(2,878)	-	(2,878)
Write-offs	(450)	-	(450)
Transfer between intangible assets and P.,P.,&E.	1	2,563	2,564
As of December 31, 2008	115,944	2,175	118,119
Expenditure program	-	10,164	10,164
Capitalizations	1,495	(1,495)	-
Amortization quotas - concession	(958)		(958)
Amortization quotas - other intangible assets	(882)	-	(882)
Capitalized amortization quotas	(53)	53	-
Write-offs	(202)	-	(202)
As of March 31, 2009	115,344	10,897	126,241

17 Loans and Financing

The breakdown of the consolidated and of the Company’s loans and financing balances is featured below:

Consolidated				Current		Noncurrent
				liabilities		liabilities

		Accrued	31.03.2009	31.12.2008	31.03.2009	31.12.2008
	Principal amount	interest	Total	Total
Foreign currency
IDB (a)	23,512	401	23,913	25,938	22,715	36,552
National Treasury (b)	7,496	2,655	10,151	8,647	84,563	85,359
Banco do Brasil (c)	2,888	18	2,906	6,517	-	-
Eletrobrás (d)	7	1	8	7	36	36
	33,903	3,075	36,978	41,109	107,314	121,947
Local currency (reais )
Banco do Brasil (c)	158	3,675	3,833	16,410	330,317	330,389
Eletrobrás (d)	33,069	12	33,081	34,411	265,889	275,207
Eletrobrás - Elejor (e)	-	-	-	-	26,598	26,092
BNDES - Compagas (f)	6,517	-	6,517	6,526	11,463	13,111
Finep (g)	-	6	6	5	2,311	2,310
	39,744	3,693	43,437	57,352	636,578	647,109

	73,647	6,768	80,415	98,461	743,892	769,056

Parent Company				Current		Noncurrent
				liabilities		liabilities

		Accrued	31.03.2009	31.12.2008	31.03.2009	31.12.2008
	Principal amount	interest	Total	Total
Foreign currency
National Treasury (b)	7,496	2,655	10,151	8,647	84,563	85,359
	.
Local currency (reais )
Banco do Brasil (c)	-	3,671	3,671	16,249	329,600	329,600

	7,496	6,326	13,822	24,896	414,163	414,959

Maturity of long-term installments

	Foreign	Local
	currency	currency		Consolidated

			31.03.2009	31.12.2008
2010	17,937	15,880	33,817	73,988
2011	17,938	54,406	72,344	68,064
2012	4,844	47,951	52,795	50,069
2013	3,108	47,891	50,999	48,257
2014	1,558	377,336	378,894	376,151
2015	-	47,120	47,120	44,368
2016	-	28,089	28,089	26,767
2017	-	6,550	6,550	6,719
2018	-	5,760	5,760	5,975
2019	-	3,371	3,371	3,726
2020	-	2,218	2,218	2,456
2021	-	6	6	5
After 2022	61,929	-	61,929	62,511

	107,314	636,578	743,892	769,056

Changes in loans and financing

		Foreign currency		Local currency	Consolidated
	Current	Noncurrent	Current	Noncurrent	Total

As of December 31, 2007	30,498	118,282	62,186	716,986	927,952
Capitalized interest	-	-	-	2,749	2,749
Interest	2,054	-	15,780	595	18,429
Monetary and exchange variation	929	1,316	84	3,397	5,726
Transfers	11,078	(11,078)	12,039	(12,039)	-
Repayments	(12,397)	-	(41,637)	-	(54,034)
As of March 31, 2008	32,162	108,520	48,452	711,688	900,822
Funds raised	-	-	-	34,818	34,818
Capitalized interest	-	-	-	9,313	9,313
Interest	5,273	-	53,608	2,186	61,067
Interest transferred to P.,P.,&E.	-	-	(1,470)	-	(1,470)
Monetary and exchange variation	11,492	29,726	92	10,627	51,937
Transfers	16,299	(16,299)	121,523	(121,523)	-
Repayments	(24,117)	-	(164,853)	-	(188,970)
As of December 31, 2008	41,109	121,947	57,352	647,109	867,517
Capitalized interest	-	-	-	748	748
Interest	2,215	-	17,250	422	19,887
Interest transferred to P.,P.,&E. (Note 15)	-	-	(606)	-	(606)
Monetary and exchange variation	(699)	(2,996)	(49)	(647)	(4,391)
Transfers	11,637	(11,637)	11,054	(11,054)	-
Repayments	(17,284)	-	(41,564)	-	(58,848)
As of March 31, 2009	36,978	107,314	43,437	636,578	824,307

a) Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on 15 January 1991, in the amount of US$ 135,000. This debt is amortized semi-annually, with final maturity in January 2011. Interest is calculated according to the IDB funding rate, which in the first quarter of 2009 was 4,21% p.a. The agreement features provisions providing for termination in the following cases:

1) Default by the debtor on any other obligation set forth in the agreement or agreements signed with the bank for financing of the project;

2) Withdrawal or suspension of the Federal Republic of Brazil as a member of the IDB;

3) Default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

4) Ratio between current assets and total short-term commercial and bank financing, except for the current share of long-term indebtedness and dividends to be reinvested, lower than 1.2; and

5) Ratio between long-term indebtedness and shareholders’ equity exceeding 0.9.

This agreement is guaranteed by the Federal Government and by mortgage and fiduciary guarantees.

b) Department of the National Treasury - STN

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

Bond type	Term (years)	Final maturity	Grace period (years)	Consolidated

				31.03.2009	31.12.2008
Par Bond	30	15.04.2024	30	37,513	37,296
Capitalization Bond	20	15.04.2014	10	17,694	17,507
Debt Conversion Bond	18	15.04.2012	10	12,465	12,368
Discount Bond	30	15.04.2024	30	26,095	25,896
New Money Bonds	15	15.04.2009	7	470	466
Flirb	15	15.04.2009	9	477	473

				94,714	94,006

The annual interest rates and repayments are as follows:

Bond type	Annual interest rates (%)	Payments

Par Bond	6.0	single
Capitalization Bond	8.0	semi-annual
Debt Conversion Bond	Six-month LIBOR + 0.8750	semi-annual
Discount Bond	Six-month LIBOR + 0.8125	single
New Money Bonds	Six-month LIBOR + 0.8750	semi-annual
Flirb	Six-month LIBOR + 0.8125	semi-annual

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 15,316 and R$ 22,199 as of March 31, 2009 (R$ 15,460 and R$ 22,408 as of December 31, 2008), respectively, recorded under guarantees and escrow deposits, in noncurrent assets (Note 10).

c) Banco do Brasil S.A.

The Company has the following contracts with Banco do Brasil:

1) Agreements denominated in Japanese yen for the gas-insulated substation at Salto Caxias, repayable in 20 semi-annual installments, starting on March 7, 2000, bearing interest of 2.8% p.a. and a 3.8% p.a. brokerage commission. This debt is secured by COPEL’s revenues;

2) Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP (Central Bank’s Long-Term Interest Rate) and IGP-M plus interest of 5.098% p.a. and secured by COPEL’s revenues.; and

3) The following Parent Company credit notes:

Credit notes	Issue date	Maturity	Interest due semi-annually	Principal amount	Interest	Total

Commercial no. 330.600.129	31.01.2007	31.01.2014	106.5% of average CDI rate	29,000	552	29,552
Industrial no. 330.600.132	28.02.2007	28.02.2014	106.2% of average CDI rate	231,000	2,269	233,269
Industrial no. 330.600.151	31.07.2007	31.07.2014	106.5% of average CDI rate	18,000	342	18,342
Industrial no. 330.600.156	28.08.2007	28.08.2014	106.5% of average CDI rate	14,348	141	14,489
Industrial no. 330.600.157	31.08.2007	31.08.2014	106.5% of average CDI rate	37,252	367	37,619

				329,600	3,671	333,271

As a guarantee, Banco do Brasil has been authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It has also been irrevocably authorized, regardless of prior notice, to offset the bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil.

d) Eletrobrás – Centrais Elétricas Brasileiras S.A.

Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.0% to 8.0% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates.

Contract ECFS – 142/2006, was signed on May 11, 2006 by COPEL Distribuição and Eletrobrás, in the amount of R$ 74,340, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 42,480 came from RGR funds, and R$ 31,860 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on September 30, 2018. As of March 2009, COPEL had withdrawn R$ 52,028, of which R$ 29,736 came from RGR funds.

Contract ECFS – 206/2007, was signed on March 3, 2008 by COPEL Distribuição and Eletrobrás, in the amount of R$ 126,431, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 108,369 came from RGR funds, and R$ 18,061 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on August 30, 2020. On July 28, 2008, COPEL withdrew R$ 37,929, of which R$ 32,511 came from RGR funds and R$ 5,418 from CDE funds.

These loans are secured by the revenues of COPEL’s subsidiaries, pursuant to a mandate issued by public act, and by the issue of promissory notes in the same number of outstanding installments.

e) Eletrobrás - Elejor

For purposes of presentation of the consolidated financial statements, the value of the shares to be redeemed by ELEJOR has been reclassified from minority interest to loans and financing, under long-term liabilities.

The 59,000,000 preferred shares in Elejor held by Eletrobrás, in the amount of R$ 59,900, shall be reacquired by the issuer (Elejor) in 32 consecutive quarterly installments, each in the amount of 1,871,875 shares, starting in the 24th month from the beginning of commercial operation of the project, which took place after the last generating unit entered operation on August 31, 2006.

The paid in amounts are restated according to the IGP-M index, pro rata temporis, between the date the shares were paid in and the actual payment date, plus interest of 12% p.a..

In August 2007, nine installments were bought back in advance by Elejor, for R$ 20,385, plus financial charges of R$ 18,725, for a total of R$ 39,110.

In December 2008, 29,035,700 shares were bought back by Elejor, for R$ 35,133, plus financial charges of R$ 54,867, for a total of R$ 90,000.

As of March 2009, the outstanding balance comprised a principal amount of R$ 9,217 plus R$ 17,381 in charges.

f) BNDES - Compagas

The BNDES balance includes four agreements signed by Compagas on December 14, 2001, repayable in 99 monthly installments, with interest of 4% p.a.. Two of these agreements were signed for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6% p.a.), and two were signed for construction, facilities, and services, subject to the BNDES monetary unit (UMBND) rate.

This financing is secured by Compagas’ gas supply receivables, which shall be deposited exclusively in a checking account at Banco Itaú S.A.

g) Financiadora de Estudos e Projetos - FINEP

1) Loan agreement no. 02070791-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Generation Research and Development Project for 2007".

The total credit, in the amount of R$ 5,078, will be made available in six installments. The first one, in the amount of R$ 1,464, was withdrawn in April 2008, and the remaining ones will be deposited every 90 days, to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6,37% p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014. COPEL Geração e Transmissão has committed to pay a share of the project preparation costs, with its own resources, in the minimum amount of R$ 564.

To secure the contract, COPEL Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited. In the event of breach of contract, COPEL shall lose the benefit of interest equalization.

2) Loan agreement no. 02070790-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Transmission Research and Development Project for 2007".

The total credit, in the amount of R$ 3,535, will be made available in six installments. The first one, in the amount of R$ 844, was withdrawn in October 2008, and the remaining ones will be deposited every 90 days, to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6.13 % p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014. COPEL Geração e Transmissão has committed to pay a share of the project preparation costs, with its own resources, in the minimum amount of R$ 393.

To secure the contract, COPEL Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited. In the event of breach of contract, COPEL shall lose the benefit of interest equalization.

18 Debentures

The balance of debentures is broken down below:

	Current liabilities				Noncurrent liabilities

		Accrued	31.03.2009	31.12.2008	31.03.2009	31.12.2008
	Principal amount	Interest	Total	Total
Parent Company (a)	-	5,770	5,770	169,233	600,000	600,000
Elejor (b)	30,476	2,577	33,053	25,767	194,617	202,116

	30,476	8,347	38,823	195,000	794,617	802,116

Maturity of long-term installments

		Consolidated

	31.03.2009	31.12.2008
2010	28,858	36,455
2011	638,478	638,454
2012	38,478	38,454
2013	38,478	38,454
2014	35,430	35,409
2015	13,296	13,290
2016	1,599	1,600

	794,617	802,116

Changes in the balances of debentures

	Current	Noncurrent	Consolidated
Balances	liabilities	liabilities	Total

As of December 31, 2007	171,827	1,002,674	1,174,501
Interest	28,152	-	28,152
Monetary variation	-	162	162
Transfers	133,360	(133,360)	-
Repayments	(189,354)	-	(189,354)
As of March 31, 2008	143,985	869,476	1,013,461
Interest	92,873	-	92,873
Monetary variation	8	476	484
Transfers	67,836	(67,836)	-
Repayments	(109,702)	-	(109,702)
As of December 31, 2008	195,000	802,116	997,116
Interest	25,812	-	25,812
Monetary variation	11	123	134
Transfers	7,622	(7,622)	-
Repayments	(189,622)	-	(189,622)
As of March 31, 2009	38,823	794,617	833,440

a) Debentures - Parent Company

1) Fourth Issue of Debentures

A single series of 60,000 debentures makes up the fourth issue of simple debentures conducted by the Parent Company on September 1, 2006, in the amount of R$ 600,000, and concluded on October 6, 2006, with full subscription in the total amount of R$ 607,899, with a five-year term from issue date and final maturity on September 1, 2011. These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and unsecured.

These securities yield interest on their face value of 104% of the average one-day Interfinance Deposit (DI - over) rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative pro rata temporis manner according to the number of business days elapsed. Interest corresponding to the capitalization period is due and paid semi-annually, with the first due date on March 1, 2007 and the last on September 1, 2011. There will be no renegotiation of these debentures.

The resources obtained with the issue of these debentures were used to optimize the Company’s debt profile, by means of payment of its financial obligations, and to reinforce its cash flow. The resources from this issue were used to settle 1/3 of the principal amount of the Company's 3rd issue of debentures, due on February 1, 2007, and the principal amount of the Company’s 2nd issue of debentures, due on March 1, 2007.

2) Third Issue of Debentures

A single series of 40,000 debentures makes up the third issue of simple debentures, concluded on May 9, 2005, fully subscribed for R$ 400,000, with a four-year term. Final maturity is scheduled for 2009, with the first repayment (1/3) being scheduled for January 1, 2007, the second repayment (1/3) for February 1, 2008, and the third one (1/3) for February 1, 2009.

These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and secured by real estate. The funds were used to pay off securities issued on the international market (Euronotes) by the Company on May 2, 1997 and due on May 2, 2005, in the amount of US$ 150,000.

The pledged security is COPEL Geração e Transmissão’s bank account in Banco do Brasil S.A., in which all resources earned by it in connection with power sales agreements, both current and future, will be deposited.

These securities yield interest on their face value (minus previously amortized amounts) of 115% of the average one-day Interfinance Deposit rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative pro rata temporis manner according to the number of business days elapsed. Interest corresponding to the capitalization periods is due and paid semi-annually, with the first due date on August 1, 2005 and the last on February 1, 2009. There will be no renegotiation of these debentures.

The debentures feature provisions setting forth accelerated maturity in certain conditions. This issue was fully settled upon maturity, on February 1, 2009.

b) Debentures - Elejor

The contract for Elejor’s first issue of debentures was signed with BNDESPAR, with COPEL intervening as “Guarantor Shareholder”.

These funds were raised to be employed in the following:

1)	Investments in the Fundão-Santa Clara Power Complex, on the Jordão River, in the State of Paraná;

2)	Investments in two small hydropower plants, the Santa Clara I SHP and the Fundão SHP;

3)	Payment of 50% of the amounts borrowed between July 1, 2004 and September 30, 2004 under the loan agreement signed on April 7, 2004 with the Guarantor Shareholder;

4)	Full payment of the funds loaned by the Guarantor Shareholder from October 1, 2004 until the date the first debentures were paid in;

5)	Payment of operating expenses inherent to the issuer's business, including the purchase of power to meet supply obligations; and

6)	Financing of the social and environmental programs in connection with the investments in the Fundão-Santa Clara Power Complex.

One thousand debentures were issued in book-entry form, without the issue of guarantees or certificates. They were issued in two series, the first one comprising 660 debentures, and the second one, 340. Both of them are nominative, convertible into common shares and into class C preferred shares, at the discretion of the debenture holders.

The total amount of this issue was R$ 255,626. The debentures had a face value of R$ 256 on the issue date, February 15, 2005, and this value is restated according to the variation of the long term interest rate (TJLP).

The final maturity of the first series is scheduled for February 15, 2015. After the grace period for the principal amount of 48 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2009.

The final maturity of the second series is scheduled for February 15, 2016. After the grace period for the principal amount of 60 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2010.

The first and second series yield interest based on the variation of TJLP, plus a 4% p.a. spread on the outstanding balance of each series. Interest on the first series is due annually, in the first twelve months from the issue date, and quarterly thereafter. The first payment was due on February 15, 2006, and the last one, on February 15, 2015. Interest on the second series is due annually, in the first 24 months from the issue date, and quarterly thereafter. The first payment was due on May 15, 2007, and the last one, on February 15, 2016.

In December 2008, R$ 42,621 were paid in advance, plus financial charges of R$ 2,379, for a total of R$ 45,000.

The agreement contains the following guarantees:

1)	Letter of guarantee signed by COPEL pledging an unsecured guarantee and taking main responsibility for payment to debenture holders;

2)
Lien on rights resulting from the concession agreement: pursuant to the terms and provisions of the private agreements for lien on revenues and other covenants between the issuer, the fiduciary agent, and the depositary bank, an irrevocable lien was constituted, with due authorization by ANEEL; and

3)
Lien on revenues and reserve of funds for payment: pursuant to the agreement between the issuer, the fiduciary agent, and the depositary bank, a centralizing account and a reserve account were constituted and shall be in effect until final settlement of all obligations under this agreement.

The debentures feature provisions setting forth accelerated maturity in certain conditions.

19 Suppliers

		Consolidated

	31.03.2009	31.12.2008
Charges for the use of the power grid
Use of the Basic Network	57,004	57,096
Energy transmission	4,112	4,182
Use of connections	264	265
	61,380	61,543
Electricity suppliers
Eletrobrás (Itaipu)	105,757	100,040
Furnas Centrais Elétricas S.A.	33,186	32,757
Companhia Hidro Elétrica do São Francisco - Chesf	32,529	32,108
Utilities - CCEE (Note 31)	40,258	27,976
Companhia Energética de São Paulo - Cesp	12,158	11,488
Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.	10,443	10,234
Centrais Elétricas do Norte do Brasil S.A. - Eletronorte	10,763	10,316
Itiquira Energética S.A.	10,449	9,247
Dona Francisca Energética S.A.	5,128	5,128
Companhia Energética de Minas Gerais - Cemig	6,183	4,660
Other suppliers	31,859	18,415
	298,713	262,369
Materials and services
Petróleo Brasileiro S.A. - Petrobras - gas purchase by Compagas (Note 32.c)	29,413	36,775
Petróleo Brasileiro S.A. - Petrobras - renegotiation (a)	11,019	-
Petróleo Brasileiro S.A. - Petrobras - renegotiation - noncurrent (a)	209,352	214,157
Other suppliers	141,716	137,145
	391,500	388,077

	751,593	711,989

Current	542,241	497,832
Noncurrent	209,352	214,157

a) Petróleo Brasileiro S.A. - Petrobras

On March 6, 2006, COPEL signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermal Power Plant. This settlement comprised the signature of an Out-of-Court Agreement, under which COPEL Generation, with COPEL as guarantor, acknowledged a R$ 150,000 debt to Petrobras, as grantor of Compagas’ credits to COPEL Generation, which shall be paid in 60 monthly installments restated by the Selic rate, starting in January 2010.

On May 30, 2006, COPEL Generation signed a Mutual Release Agreement with Compagas under which both companies fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Settlement and Confession of Indebtedness signed by them and by Petrobras, with the participation of COPEL. The debt acknowledged by COPEL Generation remains.

20 Payroll, Social Charges, and Accruals

		Consolidated

	31.03.2009	31.12.2008
Payroll
Profit sharing	65,816	65,816
Taxes and social contributions	18,374	26,659
Payroll, net	206	103
Assignments to third-parties	25	5
	84,421	92,583
Labor accruals
Paid vacation and annual bonus ("13th salary")	51,449	50,909
Social charges on paid vacation and annual bonus ("13th salary")	17,247	15,896
Profit sharing	16,351	-
	85,047	66,805

	169,468	159,388

21 Post-Employment Benefits

a) Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

Pension Plans I and II are defined benefit plans, while Plan III is a defined contribution plan.

The cost shares borne by the plans’ sponsors are recorded according to an actuarial assessment prepared annually by independent actuaries pursuant to the rules of CVM Ruling no. 371/2000. The actuarial and financial assumptions, for purposes of actuarial assessment, are discussed with the independent actuaries and approved by the sponsors’ senior management.

The flow of payment of contributions under Plans I and II, as of July 2007, was guaranteed under an agreement called “Private Agreement for Adjustment of Mathematical Reserves for the Basic and Supplemental Pension Plans”, signed on January 20, 1999. Based on legal opinions by external and internal legal experts who reviewed specific clauses of this agreement and concluded that the corresponding liabilities had expired, the Company notified the senior management of Fundação COPEL de Previdência e Assistência Social, on July 27, 2007, that no contribution payments would be made under that agreement as of August 2007.

In September 2007, Fundação COPEL disputed COPEL's interpretation, which led to a joint request for review and ruling by the State Department of Supplemental Pension Plans (SPC). After the submission of requested clarifications and the conduction of an actuarial audit recommended by the SPC, in October 2008 the SPC requested further clarifications about the report and the opinion of the consulting company in charge of the audit, which had been submitted by the COPEL Foundation in July 2008.

The outcome of this issue will not affect the amounts which have already been recorded as an actuarial liability pursuant to CVM Instruction no. 371/2000. In fact, it will only affect the cash flow of the payment of contributions between COPEL and the COPEL Foundation.

b) Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

c) Balance sheet and statement of operations

The consolidated and recognized amounts in the balance sheet, under Post-Employment Benefits, are summarized below:

	Pension	Healthcare		Consolidated
	plan	plan		Total

			31.03.2009	31.12.2008
Pension plan - Plans I and II (DB)	64,770	347,020	411,790	438,834
Pension plan - Plan III (DC) - employees	7,993	-	7,993	9,111

	72,763	347,020	419,783	447,945

		Current	20,919	22,066
		Noncurrent	398,864	425,879

The consolidated amounts recognized in the statement of operations are shown below:

		Consolidated

	31.03.2009	31.03.2008
Pension plan - periodic post-employment cost	(30,666)	(6,898)
Pension plan (DC)	13,171	11,822
Healthcare plan - post-employment	6,669	10,379
Healthcare plan contributions	6,965	6,620
	(3,861)	21,923
(-) Transfers to construction in progress	(1,658)	(1,518)

	(5,519)	20,405

The annual estimated cost for 2009, calculated by an independent actuary, resulted in income due to the actuarial gains which are being amortized and whose amounts exceed the regular periodic cost of the plans.

22 Regulatory Charges

		Consolidated

	31.03.2009	31.12.2008
Fuel Consumption Account - CCC	9,142	22,174
Energy Development Account - CDE	17,818	14,904
Global Reversal Reserve - RGR	6,288	6,045

	33,248	43,123

23 Research and Development and Energy Efficiency

The balances of COPEL’s provisions for R&D and EEP are broken down below:

Applied and used -		Payable	Balance to be	Balance as of	Balance as of
projects in progress		amount	used in projects	31.03.2009	31.12.2008

Research and Development - R&D
FNDCT	-	2,415	-	2,415	18,649
MME	-	1,226	-	1,226	9,345
R&D	16,020	-	73,103	89,123	85,596
	16,020	3,641	73,103	92,764	113,590
Energy Efficiency Program - EEP	12,564	-	78,877	91,441	84,973

	28,584	3,641	151,980	184,205	198,563

			Current	100,262	126,484
			Noncurrent	83,943	72,079

Changes in the balances of R&D and EEP

					Consolidated
Balances	FNDCT	MME	R&D	EEP	Total

As of December 31, 2007	20,157	10,287	75,893	78,943	185,280
Additions	3,389	1,696	3,389	4,491	12,965
SELIC interest rate	-	-	1,585	1,299	2,884
Payments	(3,885)	(2,133)	-	-	(6,018)
Concluded projects	-	-	(13)	(3,887)	(3,900)
As of March 31, 2008	19,661	9,850	80,854	80,846	191,211
Additions	10,722	5,361	10,722	13,847	40,652
SELIC interest rate	-	-	6,233	5,405	11,638
Payments	(11,734)	(5,866)	-	-	(17,600)
Concluded projects	-	-	(12,213)	(15,125)	(27,338)
As of December 31, 2008	18,649	9,345	85,596	84,973	198,563
Additions	3,540	1,771	3,540	4,629	13,480
SELIC interest rate	-	-	2,001	1,881	3,882
Payments	(19,774)	(9,890)	-	-	(29,664)
Concluded projects	-	-	(2,014)	(42)	(2,056)
As of March 31, 2009	2,415	1,226	89,123	91,441	184,205

24 Other Accounts Payable

		Consolidated

	31.03.2009	31.12.2008
Current liabilities
Concession charge - ANEEL grant	39,019	38,649
Reimbursement of customer contributions	17,683	18,037
Collected public lighting charge	17,591	18,669
Compensation for use of water resources	9,643	17,601
Participation in consortia	4,833	4,833
Pledged collaterals	3,461	1,723
Insurance companies - premiums due	3,181	3,181
Reparations to the Apucaraninha Indian community	2,528	2,498
Other liabilities	8,021	9,192
	105,960	114,383
Noncurrent liabilities
Advance payments from customers	4,405	1,665
Reparations to the Apucaraninha Indian community	5,057	4,995
Other liabilities	15	14
	9,477	6,674

25 Provisions for Contingencies

The Company is a party to several lawsuits filed before different courts. COPEL’s senior management, based on the opinion of its legal counsel, has kept a provision for contingencies in connection with lawsuits which are likely to result in losses.

The balances of the Company’s provisions for contingencies, net of escrow deposits, are shown below:

Consolidated		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			31.03.2009	31.12.2008
Labor	129,183	(27,793)	101,390	104,354
Regulatory	36,893	-	36,893	36,851
Civil:
Suppliers (a)	52,777	-	52,777	52,209
Civil and administrative claims	30,178	(7,327)	22,851	23,213
Easements (b)	15,359	-	15,359	15,615
Condemnation and property claims (b)	118,998	-	118,998	119,645
Customers	5,292	(877)	4,415	4,571
Environmental claims	10	-	10	-
	222,614	(8,204)	214,410	215,253
Tax:
Cofins tax (c)	180,628	-	180,628	178,753
Other taxes	85,908	(27,004)	58,904	58,154
	266,536	(27,004)	239,532	236,907

	655,226	(63,001)	592,225	593,365

Parent Company		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			31.03.2009	31.12.2008
Regulatory claims	9,249	-	9,249	9,249
Civil claims	442	-	442	434
Tax claims:
Cofins tax (c)	180,628	-	180,628	178,753
Other taxes	53,120	(27,004)	26,116	25,726
	233,748	(27,004)	206,744	204,479

	243,439	(27,004)	216,435	214,162

Changes in provisions for contingencies

Consolidated	Provision		Additions (rev.)	(Payments)	Provision
	balance	Additions	to P.,P.,&E.	reversals	balance

	31.12.2008				31.03.2009
Labor	129,699	760	-	(1,276)	129,183
Regulatory	36,851	33	-	9	36,893
Civil:
Suppliers	52,209	568	-	-	52,777
Easements	15,615	-	5,271	(5,527)	15,359
Civil and administrative claims	29,987	1,128	-	(937)	30,178
Customers	5,465	31	-	(204)	5,292
Condemnations	119,645	-	(647)	-	118,998
Environmental claims	-	10	-	-	10
	222,921	1,737	4,624	(6,668)	222,614
Tax:
Cofins tax	178,753	1,875	-	-	180,628
Other taxes	85,158	750	-	-	85,908
	263,911	2,625	-	-	266,536

	653,382	5,155	4,624	(7,935)	655,226

Parent Company	Provision		Provision
	balance	Additions	balance

	31.12.2008		31.03.2009
Regulatory claims	9,249	-	9,249
Civil claims	434	8	442
Tax:
Cofins tax	178,753	1,875	180,628
Other taxes	52,729	391	53,120
	231,482	2,266	233,748

	241,165	2,274	243,439

The breakdown of the types of lawsuits in which COPEL is involved as of March 31, 2009 is consistent with the one featured in the Company's financial statements as of December 31, 2008.

The amount tied to cases classified as possible losses, estimated by the Company and its subsidiaries as of March 31, 2009, reached R$ 1.796.181, of which R$ 104,585 correspond to labor claims; R$ 1,093,728 to regulatory claims; R$ 154,307 to civil claims; and R$ 443,561 to tax claims. It is important to point out that COPEL has a good chance of success in the lawsuit it filed to dispute the effects of ANEEL Ruling no. 288/2002, based on the opinion of its legal counsel, as discussed in Note 31 herein, under the title “Electric Energy Trading Chamber (CCEE)”.

a) Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

COPEL Distribuição is disputing in court the validity of the terms and conditions of the power purchase and sale agreements signed with Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A., based on the argument that they grant benefits to the selling companies that hurt the public interest. At the same time, both companies, after having rescinded the agreements, filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas, which sentenced COPEL to the payment of contractual penalties for having caused the rescission of the agreement. COPEL has filed for a court order making the arbitration ruling void.

Management, based on the opinion of its legal counsel that it is likely to lose this case, on the available information, and on the current stage of the lawsuits, decided to set aside a provision for contingencies in the original amount of the debt, restated according to the original contractual terms, which amounted to R$ 52,777 as of March 31, 2009.

b) Easements, condemnation, and real estate

COPEL’s real estate claims comprise mostly cases of condemnation and easements, in which compensation is always mandatory pursuant to the Federal Constitution, which requires that the Federal Government pay just compensation, in cash, prior to condemnation of private property or to the imposition of restrictions on the use of property without transfer of title. Lawsuits are usually filed when parties fail to agree on the amount of compensation due.

Ivaí Engenharia de Obras S.A.

In a lawsuit filed by Ivaí Engenharia de Obras S.A., COPEL was sentenced to the payment of R$ 180,917 as compensation for a supposed economic-financial imbalance under Contract D-01, concerning construction work for the Jordão River diversion project. COPEL appealed this decision and was partially successful, avoiding the application of the SELIC interest rate on top of the penalty interest. COPEL will continue to dispute this claim in court, through all means legally available.

The Company set aside a provision for contingencies in the amount of R$ 109,245, in light of the evaluation conducted by its Chief Legal Office, which estimates that a loss is probable.

c) COFINS tax

COPEL did not collect COFINS tax on revenues from power sales based on a final ruling by the 4th District Federal Court, dated August 18, 1998, which granted the Company immunity pursuant to the Federal Constitution. A special lawsuit requesting annulment of this ruling, filed in August 2000, was rejected on grounds that the right of the Federal Government to take legal action had lapsed. The Federal Government’s special appeal was rejected by the Superior Court of Justice. Thus, COPEL reversed the provision it had set aside, based on the opinion by its counsel that the possibility that the Company might be required to disburse any amounts in connection with the COFINS tax was remote. At the end of 2007, however, the Superior Court of Justice, against all forecasts, ruled in favor of an appeal for clarification by the Federal Government, judging that the Government's right to take legal action had not lapsed, and sent the lawsuit back to the 4th District Federal Court for trial. Even though this ruling is not final yet, since COPEL has appealed it, the Company’s counsel believes the risk of loss is no longer remote, but rather probable. Thus, COPEL set aside a provision corresponding to the restated principal amount plus charges, which totals R$ 180,628, already having excluded tax credits which have already lapsed.

26 Shareholders’Equity

a) Share capital

As of March 31, 2009, COPEL’s paid in stock capital, represented by shares with no par value, was R$ 4.460.000. The different classes of shares and main shareholders are detailed below:

In number of shares

Shareholders	Common		Class A preferred		Class B preferred		Total

		%		%		%		%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:
Bovespa (1)	15,064,910	10.38	127,387	32.16	73,352,142	57.20	88,544,439	32.36
NYSE (2)	4,552,811	3.14	-		27,424,480	21.39	31,977,291	11.68
Latibex (3)	-	-	-	-	115,867	0.09	115,867	0.04
Municipalities	178,393	0.12	12,797	3.23	1,914	-	193,104	0.07
Other shareholders	376,819	0.26	255,879	64.61	38,184	0.03	670,882	0.25

	145,031,080	100.00	396,063	100.00	128,228,232	100.00	273,655,375	100.00

(1)	São Paulo Stock Exchange
(2)	New York Stock Exchange
(3)	The Market for Latin-American Securities in Euros, linked to the Madrid Stock Exchange

Each share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares enjoy priority in the reimbursement of capital and the right to the distribution of minimum dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Federal Law 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

27 Gross Revenues from Sales and/or Services

		Consolidated

	31.03.2009	31.03.2008
Electricity sales to final customers
Residential	253,861	232,199
Industrial	241,112	249,297
Commercial, services, and other activities	166,953	153,143
Rural	35,438	32,743
Government agencies	20,662	19,453
Public lighting	17,508	16,195
Public services	16,202	15,639
Installment for Adjustment of Network Charges	943	-
	752,679	718,669
Electricity sales to distributors
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	267,129	195,658
Bilateral contracts	34,064	110,000
Electric Energy Trading Chamber - CCEE	21,273	(3,355)
Contracts with small utilities	12,117	14,313
	334,583	316,616
Availability of the power grid
Rate for the use of the distribution system (TUSD)
Residential	277,751	263,605
Industrial	266,642	282,762
Commercial, services, and other activities	185,251	171,560
Rural	39,646	37,161
Government agencies	23,096	22,066
Public lighting	19,585	18,382
Public services	18,120	17,756
Basic Network and basic interface network	36,001	33,238
Connection grid	534	325
Installment for Adjustment of Basic Network charges	2,975	3,382
	869,601	850,237

Revenues from telecommunications	23,615	17,594

Piped gas distribution	62,293	59,491
Other operating revenues
Leases and rents	24,306	19,196
Revenues from services	7,737	5,545
Charged services	2,253	2,002
Other revenues	474	229
	34,770	26,972

	2,077,541	1,989,579

28 Deductions from Gross Revenues

		Consolidated

	31.03.2009	31.03.2008
Taxes and social contributions on revenues
VAT (ICMS)	403,749	386,960
COFINS	160,809	155,385
PASEP	34,911	33,745
ISSQN	409	421
	599,878	576,511
Regulatory charges
Energy Development Account - CDE	47,864	47,344
Fuel Consumption Account - CCC	40,800	24,115
Global Reversal Reserve - RGR	18,834	14,025
Research and development and energy efficiency - R&D and EEP	13,480	12,965
Other	56	61
	121,034	98,510

	720,912	675,021

29 Operating Costs and Expenses

The breakdown of consolidated costs and expenses as of March 31, 2009 is shown below:

	Costs of		General and	Other revenues
Nature of costs and expenses	goods and/or	Sales	administ.	(expenses),	Consolidated
	services	expenses	expenses	net	Total

					31.03.2009
Electricity purchased for resale (a)	(429,340)	-	-	-	(429,340)
Charges for use of power grid (b)	(122,701)	-	-	-	(122,701)
Personnel and management (c)	(129,868)	(958)	(35,901)		(166,727)
Pension and healthcare plans (Note 21)	3,562	(54)	2,011	-	5,519
Materials and supplies (d)	(11,810)	(691)	(1,370)	-	(13,871)
Raw materials and supplies for power generation	(5,693)	-	-	-	(5,693)
Natural gas and supplies for gas business	(37,666)	-	-	-	(37,666)
Third-party services (e)	(48,210)	(6,029)	(12,077)	-	(66,316)
Depreciation and amortization	(91,704)	(3)	(5,969)	(957)	(98,633)
Provisions and reversals (f)	-	(4,396)	-	(5,155)	(9,551)
Other costs and expenses (g)	(6,869)	1,158	(11,649)	(24,757)	(42,117)

	(880,299)	(10,973)	(64,955)	(30,869)	(987,096)

The breakdown of consolidated costs and expenses as of March 31, 2008 is shown below:

	Costs of		General and	Other revenues
Nature of costs and expenses	goods and/or	Sales	administ.	(expenses),	Consolidated
	services	expenses	expenses	net	Total

					31.03.2008
Energia elétrica comprada para revenda (a)	(443,499)	-	-	-	(443,499)
Encargos de uso da rede elétrica (b)	(105,767)	-	-	-	(105,767)
Pessoal e administradores (c)	(105,970)	(692)	(25,039)		(131,701)
Planos previdenciário e assistencial (NE nº 21)	(16,103)	(85)	(4,217)	-	(20,405)
Material (d)	(9,934)	(809)	(903)	-	(11,646)
Matéria-prima e insumos para produção de energia elétrica	(5,013)	-	-	-	(5,013)
Gás natural e insumos para operação de gás	(31,791)	-	-	-	(31,791)
Serviços de terceiros (e)	(45,440)	(5,546)	(10,825)	-	(61,811)
Depreciação e amortização	(95,907)	(3)	(5,946)	(2,160)	(104,016)
Provisões e reversões (f)	-	(9,367)	-	(7,420)	(16,787)
Outros custos e despesas (g)	(7,275)	1,376	(6,954)	(26,633)	(39,486)

	(866,699)	(15,126)	(53,884)	(36,213)	(971,922)

The Parent Company’s expenses as of March 31, 2009 are broken down below:

	General and	Other revenues	Parent
Nature of costs and expenses	administrative	(expenses),	Company
	expenses	net	Total

			31.03.2009
Management (c)	(1,430)	-	(1,430)
Healthcare plan	(40)	-	(40)
Materials and supplies	(4)	-	(4)
Third-party services (e)	(600)	-	(600)
Depreciation and amortization	-	(189)	(189)
Provisions and reversals (f)	-	(2,274)	(2,274)
Other expenses	(392)	13	(379)

	(2,466)	(2,450)	(4,916)

The Parent Company’s expenses as of March 31, 2008 are broken down below:

	General and	Other revenues	Parent
Nature of costs and expenses	administrative	(expenses),	Company
	expenses	net	Total

			31.03.2008
Management (c)	(1,099)	-	(1,099)
Healthcare plan	(19)	-	(19)
Materials and supplies	(2)	-	(2)
Third-party services (e)	(742)	-	(742)
Provisions and reversals (f)	-	(873)	(873)
Other expenses	(368)	1	(367)

	(2,230)	(872)	(3,102)

a) Electricity purchased for resale

		Consolidated

	31.03.2009	31.03.2008
Eletrobrás - Centrais Elétricas Brasileiras S.A. (Itaipu)	121,795	122,390
Furnas Centrais Elétricas S.A. - auction	76,215	71,409
Companhia Hidro Elétrica do São Francisco - Chesf - auction	72,615	68,339
Electric Energy Trading Chamber - CCEE	57,807	81,842
Itiquira Energética S.A.	27,832	25,933
Companhia Energética de São Paulo - Cesp - auction	27,579	25,663
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte - auction	23,913	22,651
Dona Francisca Energética S.A.	14,895	13,413
Companhia Energética de Minas Gerais - Cemig - auction	12,349	10,509
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE - auction	8,405	7,930
Program for incentive to alternative energy sources - PROINFA	6,845	11,757
Electricity purchased for resale - Deferred regulatory liabilities (CVA)	(16,192)	(13,693)
(-) Pasep/Cofins tax on electricity purchased for resale	(49,389)	(42,317)
Other utilities - auction	44,671	37,673

	429,340	443,499

b) Charges for the use of the power grid

		Consolidated

	31.03.2009	31.03.2008
Furnas Centrais Elétricas S.A.	29,217	26,850
Cia. Transmissora de Energia Elétrica Paulista - Cteep	15,619	14,508
Companhia Hidro Elétrica do São Francisco - Chesf	14,455	13,462
Eletrosul Centrais Elétricas S.A.	10,509	9,329
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	10,487	9,688
Companhia Energética de Minas Gerais - Cemig	5,234	4,866
Novatrans Energia S.A.	4,841	4,512
TSN Transmissora Nordeste Sudeste de Energia S.A.	4,832	4,444
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	4,234	3,900
National System Operator - NOS	4,078	4,463
Empresa Amazonense de Transmissão de Energia - Eate	4,030	3,682
System service charges - ESS	2,633	21,240
Empresa Norte de Transmissão de Energia S.A. - Ente	2,065	1,914
ATE II Transmissora de Energia S.A.	2,027	1,922
Itumbiara Transmissora de Energia Ltda	1,959	1,841
Expansion Transmissora de Energia Elétrica S.A.	1,878	1,745
Empresa Transmissora de Energia Oeste Ltda - Eteo	1,655	1,535
STN Sistema de Transmissão Nordeste S.A	1,653	1,535
NTE Nordeste Transmissora de Energi S.A	1,461	1,336
ATE Transmissora Energia S.A	1,359	1,260
Integração Transmissão Energia - INTESA	1,157	-
ATE III Transmissora de Energia S.A	1,083	-
Arthemis Transmissora de Energia S.A	884	810
(-) Pasep/Cofins taxes on charges for the use of the power grid	(15,103)	(14,275)
Deferred regulatory assets/liabilities – use of the power grid	(2,787)	(24,294)
Other utilities	13,241	9,494

	122,701	105,767

c) Personnel and management

		Parent Company		Consolidated

	31.03.2009	31.03.2008	31.03.2009	31.03.2008
Personnel
Wages and salaries	-	-	111,667	98,253
Social charges on payroll	-	-	39,624	34,732
	-	-	151,291	132,985
Provision for profit sharing	-	-	16,454	-
Meal assistance and education allowance	-	-	13,453	11,945
Labor indemnifications (reversal)	-	-	1,156	(554)
	-	-	182,354	144,376
(-) Transfers to construction in progress	-	-	(17,766)	(14,472)
	-	-	164,588	129,904
Management
Wages and salaries	1,149	878	1,862	1,500
Social charges on payroll	281	221	322	335
	1,430	1,099	2,184	1,835
(-) Transfers to construction in progress	-	-	(45)	(38)
	1,430	1,099	2,139	1,797

	1,430	1,099	166,727	131,701

As of September 2008, Company management decided to set aside a monthly provision for its employees’ profit sharing. The amount is estimated pursuant to the criteria and conditions agreed on by COPEL and the employees’ committee for the profit sharing negotiation. The amount for the period from January through March 2008 would have been approximately R$ 16.000.

d) Materials and Supplies

		Consolidated

	31.03.2009	31.03.2008
Fuel and vehicle parts	5,036	4,652
Materials for use in the electric system	3,494	3,427
Office supplies	1,384	973
Cafeteria supplies	1,175	1,141
Information technology equipment and supplies	520	75
Materials for use in civil construction	513	587
Safety supplies	372	390
Other materials and supplies	1,377	401

	13,871	11,646

e) Services from third-parties

		Parent Company		Consolidated

	31.03.2009	31.03.2008	31.03.2009	31.03.2008
Power grid maintenance	-	-	16,612	13,175
Postal services	-	-	6,187	5,593
Technical, scientific, and administrative consulting	43	72	5,966	4,818
Authorized and registered agents	-	-	5,106	4,891
Administrative support services	-	-	3,920	3,488
Data processing and transmission	-	-	3,887	3,881
Security	-	-	3,284	3,093
Telephone services	-	-	2,515	3,655
Travel	(54)	26	2,359	2,097
Meter reading and bill delivery	-	-	2,164	1,839
Services in "green areas"	-	-	1,502	1,504
Civil maintenance services	-	-	1,272	1,308
Maintenance of easement areas	-	-	1,265	1,219
Vehicle maintenance and repairs	-	-	951	866
Customer service	-	-	892	1,183
Telephone operator	-	-	732	630
Freight services	-	-	694	613
Access to satellite communications	-	-	692	1,336
Auditing	333	567	607	798
Personnel training	-	-	570	650
Other services	278	77	5,139	5,174

	600	742	66,316	61,811

f) Provisions and reversals

		Parent Company		Consolidated

	31.03.2009	31.03.2008	31.03.2009	31.03.2008
Provision for doubtful accounts (PDA)
PDA - customers and distributors (Note 5)	-	-	4,385	7,424
PDA - third-party services and other receivables	-	-	11	1,943
	-	-	4,396	9,367
Provision (reversal) for contingencies
Labor	-	-	760	6,583
Regulatory	-	-	33	(2,066)
Civil and administrative law	8	380	1,128	3,942
Suppliers	-	-	568	237
Environmental	-	-	10	(163)
Customers	-	-	31	(1,599)
Cofins tax	1,875	-	1,875	-
Other taxes	391	493	750	486
	2,274	873	5,155	7,420

	2,274	873	9,551	16,787

g) Other operating costs and expenses

		Consolidated

	31.03.2009	31.03.2008
Compensation for the use of water resources	16,890	21,313
Concession charge - ANEEL grant	9,863	10,327
Damages and reparations	3,984	674
Taxes	3,918	3,851
Losses in the disposal and sale of assets	3,888	2,552
ANEEL Inspection Fee	3,811	4,447
Leases and rents	3,716	2,897
Own power consumption	1,488	1,482
Insurance	1,411	1,617
Advertising	849	915
Donations - Rouanet Law and children's and teenagers' rights fund - FIA	342	250
Cost and expense recovery	(10,659)	(12,186)
General costs and expenses	2,616	1,347

	42,117	39,486

30 Interest Income (Expenses)

		Parent Company		Consolidated

	31.03.2009	31.03.2008	31.03.2009	31.03.2008
Interest income
Income from financial investments	8,984	2,516	50,123	38,442
Income from CRC transferred to State Gov. (Note 6.b)	-	-	21,242	20,128
Penalties on overdue bills	-	-	17,495	15,339
Interest on deferred regulatory assets (CVA)	-	-	6,159	2,196
Fines	-	-	2,518	2,470
Interest on taxes paid in advance	950	331	1,475	1,530
Interest and commissions on loan agreements	21,342	14,171	-	-
Monetary variation of CRC transferred to State Government (Note 6.b)	-	-	(12,067)	25,174
Other interest income	21	567	826	1,324
	31,297	17,585	87,771	106,603
(-) Interest expenses
Interest on loans and financing	30,787	31,117	45,326	49,489
Interest on R&D and EEP	-	-	3,882	2,884
IOF tax	-	64	2,467	2,105
Monetary and exchange variations	1	1	2,246	10,960
Monetary variations on deferred regulatory liabilities (CVA)	-	-	629	3,376
Other interest expense	-	-	683	3,699
	30,788	31,182	55,233	72,513

	509	(13,597)	32,538	34,090

31 Electric Energy Trading Chamber (CCEE)

MAE has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed on November 12, 2004 by the Electric Energy Trading Chamber (CCEE), a private corporate entity subject to ANEEL regulation and inspection.

COPEL has not recognized as actual and final the data concerning the sale of electric energy by COPEL Distribuição on the Wholesale Energy Market (MAE), currently CCEE, in 2000, 2001, and the first quarter of 2002. These figures were calculated according to criteria and amounts that take into account decisions by the Regulatory Agency which have been challenged by the Company both administratively and judicially.

The Company's claim is substantially based on the fact that it conducted power sale transactions, which should not serve as basis for calculations made by the regulatory agency, only to fulfill contractual obligations to customers on the southeastern market. The estimated amount of discrepancies in calculation was approximately R$ 1.084.000 (restated as of March 31, 2009), which has not been recognized by the Company as a supplier liability.

Based on the opinion of its legal counsel, management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

a) CIEN Contract Renegotiation(1)

To make up for the supply under the terminated agreement with CIEN, COPEL has participated in all power sale mechanisms under the applicable legislation, pursuant to MME Ordinance no. 294/2006. The shortage of offer by power generators at the auctions of power from existing facilities (A-1) in 2007 and 2008, however, has not allowed COPEL to fully make up for the lost supply under the CIEN contract, and the Company is still 188 average MW short of fully covering its demand.

In 2008, COPEL sought to make up for the CIEN supply through auctions of power from new facilities. It acquired 141 average MW at the Jirau Hydroelectric Power Plant auction, 51 average MW at the 2008 A-3 auction, and 316 average MW at the 2008 A-5 auction, which, together and according to the respective delivery schedules, will be enough to meet its growing demand and make up for the CIEN supply.

To supplement its power supply for the next few years, until delivery of power from those new projects begins, COPEL has continued to participate in existing power purchase mechanisms, such as the Mechanism for the Offsetting of Surpluses and Deficits, adjustment auctions, and A-1 auctions. For 2009, COPEL acquired 144.5 average MW at the 9th adjustment auction.

b) Current transactions at CCEE(1)

	Copel
	Geração e	Copel		UEG
	Transmissão	Distribuição	Elejor	Araucária		Consolidated

					31.03.2009	31.12.2008
Current assets (Note 4)
Until December 2008	642	14	-	105	761	9,931
From January through March 2009	7,767	-	26	-	7,793	-
	8,409	14	26	105	8,554	9,931
Current liabilities (Note 19)
Until December 2008	-	-	-	-	-	27,976
From January through March 2009	4,988	34,712	558	-	40,258	-
	4,988	34,712	558	-	40,258	27,976

c) Changes in the CCEE balances (1)

	Balances	Payments	Additions	Balances

	31.12.2008			31.03.2009
Current assets
Until December 2008	9,931	(8,824)	(346)	761
From January through March 2009	-	(13,291)	21,084	7,793
	9,931	(22,115)	20,738	8,554
(-) Current liabilities
Until December 2008	27,976	(32,584)	4,608	-
From January through March 2009	-	(16,323)	56,581	40,258
	27,976	(48,907)	61,189	40,258

Net total	(18,045)	26,792	(40,451)	(31,704)

(1) Information unaudited by the independent auditors.

32 Financial Instruments

a) Overview

The use of financial instruments by the Company is restricted to Cash in Hand and Cash Equivalents, Bonds and Securities, Customers and Distributors, Accounts Receivable from government agencies, CRC Transferred to State Government, Loans and Financing, Debentures, and Suppliers.

b) Market Value of Financial Instruments

The market values of the Company’s main financial instruments as of March 31, 2009, which are close to their carrying values, are shown below:

Financial instruments
Consolidated	Market value		Book value

	31.03.2009	31.03.2009	31.12.2008
Cash and cash equivalents	1,594,217	1,594,217	1,813,576
Accounts receivable from government agencies	168,673	168,673	171,345
CRC transferred to State Government	1,296,336	1,296,336	1,319,903
Bonds and securities	73,646	71,358	69,063
Loans and financing	824,307	824,307	867,517
Debentures	811,266	833,440	997,116
Eletrobrás (Itaipu)	105,757	105,757	100,040
Petrobras (Compagas)	36,775	29,413	36,775

The market value of the Company’s debentures was calculated according to the Unit Price quote on March 31, 2009, obtained from the National Association of the Financial Market Institutions (ANDIMA).

c) Risk Factors

1) Credit risk

The Company’s credit risk comprises the possibility of losses due to non-payment of power bills. This risk is closely tied to factors that are either internal or external to COPEL. To minimize this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies, tied to real estate or personal securities whenever possible.

Doubtful accounts are properly covered by provisions to offset potential losses in their realization.

2) Foreign currency risk

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

Most of the financial investments of the Company and of its subsidiaries classified as Cash in Hand and Cash Equivalents comprise fixed-income securities tied to federal bonds. The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobrás (Itaipu) is recorded under the account for compensation of Portion A as invoices are paid and it is passed on to customers in COPEL Distribuição's annual rate reviews.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results. Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

The Company’s exposure to foreign currency risk is shown below:

			Net
Foreign currency	Assets	Liabilities	exposure

			31.03.2009
Collaterals and escrow deposits	37,515	-	37,515
Loans and financing	-	(144,292)	(144,292)
Suppliers
Eletrobrás (Itaipu)	-	(105,757)	(105,757)
Petrobras (Compagas)	-	(29,413)	(29,413)

	37,515	(279,462)	(241,947)

3) Interest rate risk

This risk comprises the possibility of losses due to fluctuations in interest rates, which may increase the financial expenses in connection with liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continued to monitor interest rates, in order to assess the potential need for such transactions as a way of protecting against interest rate risks.

4) Accelerated maturity risk

This risk results from the potential breach of restrictive contract provisions, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

5) Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

This risk is calculated by the National Power System Operator (ONS), which does not anticipate the need for any rationing programs in the next two years(1), as reported in its Power Operation Plan, published annually at www.ons.org.br.

(1) Information unaudited by the independent auditors.

6) Risk of non-renewal of concessions

COPEL holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by the Ministry of Mines and Energy (MME) with the support of ANEEL. If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("costly concession"), current profitability and activity levels may be affected.

The Company has already applied for extension by ANEEL of the power plant concessions expiring in 2009, 2010, and 2011: Governor Ney Aminthas de Barros Braga (Segredo), Governor José Richa (Salto Caxias), Jordão River Diversion Small Hydropower Project, and Cavernoso Small Hydropower Project. ANEEL, under Ruling no. 455, dated February 3, 2009, has recommended to the Ministry of Mines and Energy the extension of the concessions, pursuant to the following terms:

Concession agreement no. 045/1999	Extension	Final expiration

Power Plants
Governador Ney Braga (Segredo)	20 years	2029
Governador José Richa (Salto Caxias)	20 years	2030
Jordão River Diversion Project	20 years	2029
Cavernoso	8.5 years	2019

COPEL has disputed ANEEL’s recommendation that the Cavernoso concession be extended for only 8.5 years, since it believes it should be extended for 20 years as its other concessions. The Ministry of Mines and Energy is reviewing COPEL’s claim and ANEEL’s recommendation, but it has not ruled on the matter yet.

7) Financial Instruments - Derivatives

Pursuant to CVM Ruling no. 550, dated October 17, 2008, COPEL reviewed its transactions and did not identify any derivative instruments.

33 Related-Party Transactions

The main balances of related party transactions in COPEL’s balance sheet are:

Related party	Nature of operation		Consolidated

		31.03.2009	31.12.2008
Current assets
Sanepar	Customers and distributors	8,672	8,672
Government of the State of Paraná	Customers and distributors	64,285	47,174
	Telecommunications services	4,373	4,520
	Recoverable Rate Deficit - CRC (Note 6)	47,782	47,133
	ICMS (VAT) paid in advance (Note 7)	22,557	26,863
Petrobras	Lease of the Araucária TPP	10,357	7,474
	Customers and distributors - gas	2,023	949
	Advance payments to suppliers	1,825	761

Noncurrent assets
Sanepar	Customers and distributors	6,504	8,672
Government of the State of Paraná	Customers and distributors	20,061	26,976
	Telecommunications services	2,827	3,122
	Recoverable Rate Deficit - CRC (Note 6)	1,248,554	1,272,770
	ICMS (VAT) paid in advance (Note 7)	68,327	62,468
Petrobras	Advance payments to suppliers	3,327	2,435

Current liabilities
BNDES	Financing for gas pipeline network (Note 17.f)	6,517	6,526
BNDESPAR	Debentures (Note 18.b)	33,053	25,767
Dona Francisca Energética	Electricity purchase (Note 19)	5,128	5,128
Eletrobrás	Financing (Note 17.d)	33,089	34,418
Eletrobrás (Itaipu)	Electricity purchase (Note 19)	105,757	100,040
Government of the State of Paraná	ICMS (VAT) due (Note 7)	138,513	132,380
Petrobras	Purchase of gas for resale (Note 19)	29,413	36,775
	Gas for power generation - renegotiation (N. 19)	11,019	-

Noncurrent liabilities
BNDES	Financing for gas pipeline network (Note 17.f)	11,463	13,111
BNDESPAR	Debentures (Note 18.b)	194,617	202,116
Eletrobrás	Financing (Note 17.d)	265,925	275,243
Eletrobrás	Elejor redeemable shares (Note 17.e)	26,598	26,092
Government of the State of Paraná	ICMS (VAT) due (Note 7)	660	618
Petrobras	Gas for power generation - renegotiation (N. 19)	209,352	214,157

The main balances of related party transactions in COPEL’s statement of operations are:

Related party	Nature of operation		Consolidated

		31.03.2009	31.03.2008
Gross revenues from sales and/or services
Sanepar	Sale of electricity	31,090	30,477
Government of the State of Paraná	Sale of electricity	21,946	22,431
	Telecommunications revenue	2,338	1,500
Petrobras	Lease of the Araucária Thermal Power Plant	10,357	7,153
	Sale of electricity	2,652	2,620
	Distribution of piped gas	1,790	1,704
	Gas transport services	1,870	612

Electricity purchased for resale
Dona Francisca Energética	Purchase of electricity (Note 29.a)	14,895	13,413
Eletrobrás (Itaipu)	Purchase of electricity (Note 29.a)	121,795	122,390

Natural gas and supplies for the gas business
Petrobras	Natural gas purchased for resale	37,648	29,157

Management
Officers and directors	Wages, social charges, pension and healthcare
	plan contributions	2,224	1,854

Other operating expenses
Fundação Copel	Rent of facilities	1,885	1,654

Interest income
Government of the State of Paraná	Income from CRC (Note 30)	9,175	45,302
	Income from renegotiated bills	1,679	2,094

Interest expenses
	Interest on financing for gas pipeline
BNDES	network (Note 17.f)	422	595
BNDESPAR	Interest on Elejor debentures (Note 18.b)	5,561	6,733
Eletrobrás	Interest on financing (Note 17.d)	5,209	7,415
	Interest on Elejor redeemable shares (Note 17.e)	506	5,031
Petrobras	Interest on gas contract renegotiation (Note 19.a)	6,213	4,961

The balances of transactions between the Company and its subsidiaries are shown in Note 13.

BNDES - BNDESPAR holds 26.41% of the Company’s common shares and has the right to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 17.

Dona Francisca Energética S.A. - The Company became guarantor of the loans signed by its indirect affiliate Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor). As of March 31, 2009, the outstanding debt was R$ 38,777 and R$ 22,499, respectively.

Eletrobrás – Eletrobrás holds 1.06% of the Company’s common shares; COPEL, in turn, has obtained financing from Eletrobrás, described in Note 17.

The amounts resulting from operating activities involving related parties are billed at the rates approved by the regulatory agency.

34 Financial Statements by Subsidiary

Shown below are the balance sheets and the statements of income as of March 31, 2009, reclassified for purposes of ensuring consistency with the account classification adopted by COPEL, of subsidiaries: COPEL Geração e Transmissão (GET), COPEL Distribuição (DIS), COPEL Telecomunicações (TEL), Compagas (COM), Elejor (ELE), UEG Araucária (UEG), and other (COPEL Empreendimentos, Centrais Eólicas, and Dominó Holdings). In order to allow the analysis of the statement of operations according to the nature of the expenses, the operating costs and expenses are presented in aggregate form.

ASSETS	GET	DIS	TEL	COM	ELE	UEG	Other
31.03.2009

TOTAL ASSETS	5,189,757	5,570,766	248,284	252,500	631,754	668,397	712,146
CURRENT ASSETS	1,075,909	1,647,867	55,700	65,931	67,095	141,541	21,714
Cash and cash equivalents	745,044	287,280	33,752	38,415	29,724	119,689	15,727
Customers and distributors, net	197,543	790,158	-	23,017	14,704	-	59
Telecommunications services, net	-	-	12,671	-	-	-	-
Dividends receivable	-	-	-	-	-	-	5,247
Construction in progress	11,843	47,783	-	-	-	-	-
CRC transferred to State Government	-	47,782	-	-	-	-	-
Taxes and social contributions	7,244	128,610	1,587	1,093	-	9,632	655
Deferred regulatory assets (CVA)	-	188,303	-	-	-	-	-
NONCURRENT ASSETS	4,113,848	3,922,899	192,584	186,569	564,659	526,856	690,432
Long-Term Receivables	100,718	1,729,573	12,519	28,229	249	-	37
Customers and distributors, net	(85)	71,526	-	24,294	-	-	-
Telecommunications services	-	-	2,827	-	-	-	-
CRC transferred to State Government	-	1,248,554	-	-	-	-	-
Taxes and social contributions	82,417	244,024	9,444	436	-	-	-
Deferred regulatory assets (CVA)	-	51,790	-	-	-	-	-
Other regulatory assets	-	5,786	-	-	-	-	-
Collaterals and escrow deposits	-	37,515	-	-	-	-	-
Judicial deposits	16,505	65,692	248	115	249	-	37
Advance payments to suppliers	-	-	-	3,327	-	-	-
Other receivables	1,881	4,686	-	57	-	-	-
Investments	412,183	2,479	-	2	-	-	685,276
Property, plant, and equipment	3,537,706	2,154,696	179,120	156,411	564,282	526,835	1,654
Intangible assets	63,241	36,151	945	1,927	128	21	3,465

LIABILITIES	GET	DIS	TEL	COM	ELE	UEG	Other
31.03.2009

							-
TOTAL LIABILITIES	5,189,757	5,570,766	248,284	252,500	631,754	668,397	712,146
CURRENT LIABILITIES	641,163	1,111,866	20,936	58,577	82,411	4,430	5,272
Loans and financing	55,685	14,542	-	6,517	-	-	-
Debentures	-	-	-	-	33,053	-	-
Suppliers	69,865	470,308	4,616	31,371	4,969	3,000	8
Taxes and social contributions	45,376	223,876	2,404	1,140	1,552	468	25
Dividends due	369,617	91,100	3,655	18,000	1,538	-	5,237
Payroll and labor provisions	41,921	116,621	9,143	1,461	125	33	2
Post-employment benefits	5,558	14,393	949	-	-	-	-
Deferred regulatory liabilities (CVA)	-	12,977	-	-	-	-	-
Other regulatory liabilities	5,840	15,231	-	-	-	-	-
Regulatory charges	3,791	29,457	-	-	-	-	-
R & D and Energy Efficiency	18,502	79,021	-	-	1,818	921	-
Concession charge - ANEEL grant	-	-	-	-	39,019	-	-
Other accounts payable	25,008	44,340	169	88	337	8	-
NONCURRENT LIABILITIES	768,787	1,315,854	17,778	25,147	465,708	3,713	4
Loans and financing	224,825	151,406	-	11,463	26,598	-	-
Debentures	-	-	-	-	194,617	-	-
Provisions for contingencies	179,673	191,050	1,719	291	-	3,053	4
Subsidiaries and investees	-	610,613	-	-	244,493	-	-
Suppliers	233,646	-	-	-	-	-	-
Taxes and social contribution	-	18,468	-	8,260	-	660	-
Post-employment benefits	118,181	263,896	16,059	728	-	-	-
Other regulatory liabilities	-	3,868	-	-	-	-	-
R & D and Energy Efficiency	7,405	76,538	-	-	-	-	-
Other accounts payable	5,057	15	-	4,405	-	-	-
SHAREHOLDERS' EQUITY	3,779,807	3,143,046	209,570	168,776	83,635	660,254	706,870
Stock capital	3,400,378	2,171,928	194,755	111,140	69,450	707,440	514,412
Capital reserves	-	-	-	-	1,134	-	39,618
Income reserves	228,583	870,357	9,169	51,876	7,809	-	178,993
Accrued income (losses)	150,846	100,761	5,646	5,760	5,242	(47,186)	(26,153)

STATEMENT OF OPERATIONS	GET	DIS	TEL	COM	ELE	UEG	Other
31.03.2009

OPERATING REVENUES	450,088	1,577,132	32,455	64,807	42,991	10,357	241
Electricity sales to final customers	39,638	714,133	-	-	-	-	-
Electricity sales to distributors	344,553	12,224	-	-	42,991	-	241
Charges for the use of the power grid	59,050	833,339	-	-	-	-	-
Telecommunications revenues	-	-	32,455	-	-	-	-
Distribution of piped gas	-	-	-	62,937	-	-	-
Leases and rents	265	13,984	-	-	-	10,357	-
Other operating revenues	6,582	3,452	-	1,870	-	-	-
DEDUCTIONS FROM OPERATING REVENUES	(65,562)	(633,426)	(5,345)	(13,492)	(2,055)	(958)	(74)
NET OPERATING REVENUES	384,526	943,706	27,110	51,315	40,936	9,399	167
OPERATING COSTS AND EXPENSES	(173,659)	(809,485)	(19,839)	(43,930)	(21,689)	(13,667)	(495)
Electricity purchased for resale	(23,634)	(470,255)	-	-	(877)	-	-
Charges for the use of the power grid	(43,359)	(94,935)	-	-	(3,544)	(3,652)	-
Personnel and management	(39,240)	(115,624)	(7,789)	(2,143)	(407)	(87)	(7)
Pension and healthcare plans	6,730	(1,057)	89	(203)	-	-	-
Materials and supplies	(2,391)	(10,716)	(574)	(90)	(81)	(15)	-
Raw materials and supplies - generation	(5,879)	-	-	-	-	(458)	-
Natural gas and supplies - gas business	-	-	-	(37,666)	-	-	-
Third-party services	(15,773)	(54,773)	(2,128)	(984)	(1,867)	(1,412)	(204)
Depreciation and amortization	(35,557)	(40,573)	(7,820)	(2,201)	(4,096)	(7,963)	(234)
Provisions (reversals) for contingencies	3,033	(9,455)	(848)	(7)	-	-	-
Concession charge - ANEEL grant	-	-	-	-	(9,863)	-	-
Other operating costs and expenses	(17,589)	(12,097)	(769)	(636)	(954)	(80)	(50)
OPERATING INCOME BEFORE FINANCIAL
RESULTS & EQ. IN RESULTS OF INVESTEES	210,867	134,221	7,271	7,385	19,247	(4,268)	(328)
Interest income (expenses)	18,081	19,017	1,235	1,391	(11,320)	3,396	283
Equity in results of investees	(303)	-	-	-	-	-	7,076
INCOME (LOSSES) BEFORE INCOME TAX
AND SOCIAL CONTRIBUTION	228,645	153,238	8,506	8,776	7,927	(872)	7,031
Provision for IRPJ and CSLL	(70,519)	(27,140)	(3,111)	(2,799)	(2,685)	-	(44)
Deferred IRPJ and CSLL	(7,280)	(25,337)	251	(217)	-	-	-
INCOME (LOSSES) FOR THE PERIOD	150,846	100,761	5,646	5,760	5,242	(872)	6,987

IRPJ = Corporate income tax
CSLL = Social contribution on net income

35 Statement of Operations Broken Down by Company

In order to allow the analysis of the statement of operations according to the nature of the expenses, the operating costs and expenses are presented in aggregate form for the three-month period ended on March 31, 2009, not taking into account the results of equity in the Parent Company’s subsidiaries.

STATEMENT OF OPERATIONS								Parent	Subtractions and
	GET	DIS	TEL	COM	ELE	UEG	Other	Company	noncontrolling	Consolidated
31.03.2009									interests

OPERATING REVENUES	450,088	1,577,132	32,455	64,807	42,991	10,357	241	-	(100,530)	2,077,541
Electricity sales to final customers	39,638	714,133	-	-	-	-	-	-	(1,092)	752,679
Electricity sales to distributors	344,553	12,224	-	-	42,991	-	241	-	(65,426)	334,583
Charges for the use of the power grid	59,050	833,339	-	-	-	-	-	-	(22,788)	869,601
Telecommunications revenues	-	-	32,455	-	-	-	-	-	(8,840)	23,615
Distribution of piped gas	-	-	-	62,937	-	-	-	-	(644)	62,293
Leases and rents	265	13,984	-	-	-	10,357	-	-	(300)	24,306
Other operating revenues	6,582	3,452	-	1,870	-	-	-	-	(1,440)	10,464
DEDUCTIONS FROM OPERATING REVENUES	(65,562)	(633,426)	(5,345)	(13,492)	(2,055)	(958)	(74)	-	-	(720,912)
NET OPERATING REVENUES	384,526	943,706	27,110	51,315	40,936	9,399	167	-	(100,530)	1,356,629
OPERATING COSTS AND EXPENSES	(173,659)	(809,485)	(19,839)	(43,930)	(21,689)	(13,667)	(495)	(4,916)	100,584	(987,096)
Electricity purchased for resale	(23,634)	(470,255)	-	-	(877)	-	-	-	65,426	(429,340)
Charges for the use of the power grid	(43,359)	(94,935)	-	-	(3,544)	(3,652)	-	-	22,789	(122,701)
Personnel and management	(39,240)	(115,624)	(7,789)	(2,143)	(407)	(87)	(7)	(1,430)	-	(166,727)
Pension and healthcare plans	6,730	(1,057)	89	(203)	-	-	-	(40)	-	5,519
Materials and supplies	(2,391)	(10,716)	(574)	(90)	(81)	(15)	-	(4)	-	(13,871)
Raw materials and supplies - generation	(5,879)	-	-	-	-	(458)	-	-	644	(5,693)
Natural gas and supplies - gas business	-	-	-	(37,666)	-	-	-	-	-	(37,666)
Third-party services	(15,773)	(54,773)	(2,128)	(984)	(1,867)	(1,412)	(204)	(600)	11,425	(66,316)
Depreciation and amortization	(35,557)	(40,573)	(7,820)	(2,201)	(4,096)	(7,963)	(234)	(189)	-	(98,633)
Provisions and reversals	3,033	(9,455)	(848)	(7)	-	-	-	(2,274)	-	(9,551)
Concession charge - ANEEL grant	-	-	-	-	(9,863)	-	-	-	-	(9,863)
Compensation for use of water resources	(16,288)	-	-	-	(602)	-	-	-	-	(16,890)
Other operating costs and expenses	(1,301)	(12,097)	(769)	(636)	(352)	(80)	(50)	(379)	300	(15,364)
OPERATING INCOME BEFORE FINANCIAL
RESULTS & EQ. IN RESULTS OF INVESTEES	210,867	134,221	7,271	7,385	19,247	(4,268)	(328)	(4,916)	54	369,533
Interest income (expenses)	18,081	19,017	1,235	1,391	(11,320)	3,396	283	509	(54)	32,538
Equity in results of investees	-	-	-	-	-	-	7,600	3,574	-	11,174
INCOME (LOSSES) BEFORE INCOME TAX
AND SOCIAL CONTRIBUTION	228,948	153,238	8,506	8,776	7,927	(872)	7,555	(833)	-	413,245
Provision for IRPJ and CSLL	(70,519)	(27,140)	(3,111)	(2,799)	(2,685)	-	(44)	-	-	(106,298)
Deferred IRPJ and CSLL	(7,280)	(25,337)	251	(217)	-	-	-	1,502	-	(31,081)
Non-controlling shareholders' interests	-	-	-	-	-	-	-	-	(3,795)	(3,795)
INCOME (LOSSES) FOR THE PERIOD	151,149	100,761	5,646	5,760	5,242	(872)	7,511	669	(3,795)	272,071

36 Statement of Added Value

For the quarters ended on March 31, 2009 and March 31, 2008:

		Consolidated

	31.03.2009	31.03.2008

Revenues
Electricity sales, services, and other revenues	2,077,541	1,989,579
Provision for doubtful accounts	(4,396)	(9,367)
Other operating revenues (expenses)	(3,472)	(734)
Total	2,069,673	1,979,478

( - ) Supplies acquired from third-parties
Electricity purchased for resale	478,729	485,817
Charges for the use of the power grid ( - ) ESS	135,171	98,802
Materials, supplies, and services from third-parties	88,425	80,093
Natural gas and supplies for the gas business	48,111	35,181
Emergency capacity charges and PROINFA	56	61
Other	15,431	13,538
Total	765,923	713,492

( = ) GROSS ADDED VALUE	1,303,750	1,265,986

( - ) Depreciation and amortization	98,633	104,016

( = ) NET ADDED VALUE	1,205,117	1,161,970

( + ) Transferred Added Value
Interest income	87,771	106,603
Equity pick-up in results of investees	11,174	12,250
Total	98,945	118,853

ADDED VALUE TO DISTRIBUTE	1,304,062	1,280,823

(next page)

(continued)

			Consolidated

	31.03.2009%		31.03.2008%
DISTRIBUTION OF ADDED VALUE:

Personnel
Salaries and wages	113,632		99,753
Pension and healthcare plans	(5,519)		20,405
Meal assistance and education allowance	13,453		11,945
Social charges - FGTS	9,624		8,539
Labor indemnifications (reversals)	1,156		(554)
Profit sharing	16,351		-
Transfer to construction in progress	(17,811)		(14,510)
Total	130,886	10.0	125,578	9.8

Government
Federal	439,328		432,348
State	400,642		389,440
Municipal	858		1,296
Total	840,828	64.5	823,084	64.2

Financing agents
Interest and penalties	52,766		69,672
Leases and rents	3,716		2,897
Total	56,482	4.3	72,569	5.7

Shareholders
Non-controlling shareholders' interests	3,795		4,080
Interest on capital	-		-
Proposed dividends	-		-
Retained earnings	272,071		255,512
Total	275,866	21.2	259,592	20.3

	1,304,062		1,280,823

The acompanying notes are an integral part of these quarterly financial statements

37 Subsequent Event

Program for the renewal of COPEL’s workforce

On April 13, 2009, COPEL’s management decided that the employees who receive retirement benefits from INSS (the National Social Security Institute) will be withdrawn from the Company in a planned manner, pursuant to a withdrawal and replacement schedule to be concluded within 30 days, and that the employees who hereafter voluntarily file for retirement benefits from INSS and do not join the PIA (Programa de Incentivo à Aposentadoria or Retirement Encouragement Program) will be dismissed from the Company without cause.

Approximately 700 employees are in this situation. At this point, the Company has not been able to estimate the costs to be incurred due to several different variables which need to be established for the calculation. This estimate should be concluded in the second quarter of 2009.

COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER

(In thousands of reais, except where otherwise indicated)

1 Distribution

Customer connections – In March 2009, COPEL supplied 3,549,256(1) customers (3,460,386(1) in March 2008), with an increase of 88,870(1) customers (2.6%) over the past 12 months.

Compact-design distribution lines – COPEL has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology helps to preserve the environment, as trees in the vicinity of power grids do not need to be cut off or severely trimmed, and to improve the quality of power supply by reducing the number of unplanned outages. The total length of urban compact-design distribution lines in operation as of March 2009 was 1,681 km(1) (1,397 km(1) as of March 2008), with an increase of 314 km(1) (23.0%) over the past 12 months.

Secondary Isolated Lines – COPEL has also invested in low-voltage (127/220 V) secondary isolated lines, which offer such significant advantages over regular overhead lines as:

- improvement in DEC and FEC distribution performance indicators;

- defense against illegal connections;

- improved environmental conditions and reduced tree areas subject to trimming;

- improved safety;

- reduced voltage drops throughout the grid; and

- increased transformer useful life due to the reduction of short-circuits, among other advantages.

The total length of secondary isolated lines in operation as of March 2009 was 3,988 km(1) (2,851 km(1) as of March 2008), with an increase of 1,137 km(1) (39.9%) over the past 12 months.

Market breakdown – The generation of energy by COPEL from January through March 2009 was 3,944.2 GWh(1) (5,069.0 GWh(1) in the same period of 2008). The Company purchased 3,685.7 GWh(1) from CCEAR (auction) (against 3,492.9 GWh(1) in the same period of 2008) and 1,319.6 GWh(1) from Itaipu (against 1,353.2 GWh(1) in the same period of 2008), as shown in the flowchart below:

Power sales by customer category (MWh) – Power sales by COPEL from January through March 2009, including free customers and other utilities within Paraná, are broken down by customer category on the following table:

Category(1)			In MWh

	Jan - Mar 2009	Jan - Mar 2008	Variation
Residential	1,414,107	1,345,598	5.1%
Industrial	1,550,756	1,603,106	-3.3%
Commercial	1,067,551	1,001,344	6.6%
Rural	450,461	428,993	5.0%
Other	488,583	464,946	5.1%
Total for captive customers	4,971,458	4,843,987	2.6%
Free customers - Copel Geração e Transmissão	269,613	304,339	-11.4%
Total supply to final customers	5,241,071	5,148,326	1.8%
Other utilities in the State of Paraná	121,704	120,898	0.7%
Total	5,362,775	5,269,224	1.8%

Power sales within COPEL Distribuição’s captive market amounted to 4,971.5 GWh from January through March 2009, with 2.6% growth compared to same period last year. Total power sales by COPEL, which includes supply to captive and free customers and supply to other distribution utilities within Paraná, reached 5,362.8 GWh, with 1.8% growth. This performance was due mostly to the high temperatures recorded throughout the Company’s concession area, even though the industrial segment did suffer the effects of the global economic crisis in the months of January and February.

Captive market – The breakdown of COPEL Distribuição’s captive market shows that residential customers consumed 1,414.1 GWh, with 5.1% growth and a 28.4% share of the market. Average consumption by residential customer was 168.3 kWh a month, with 2.6% growth. In March 2009, COPEL supplied power to 2,800,788 residential customers.

Industrial customers consumed 1,550.8 GWh and accounted for 31.2% of consumption by captive customers, with a 3.3% drop in consumption. In March 2009, COPEL supplied power to 63,850 industrial customers, a figure 8.1% higher than the one recorded in March 2008.

Commercial customers consumed 1,067.6 GWh and accounted for 21.5% of consumption by captive customers, with 6.6% growth. In March 2009, COPEL supplied power to 295,530 commercial customers.

Rural customers consumed 450.5 GWh and accounted for 9.1% of consumption by captive customers, with 5.0% growth. In March 2009, COPEL supplied power to 341,699 rural customers.

The other consumption categories (public agencies, public lighting, public services, and own consumption) consumed 488.6 GWh and accounted for 9.8% of consumption by captive customers, with 5.1% growth. In March 2009, COPEL supplied power to 47,375 customers in these categories.

Free customers - Power consumption by free customers supplied by COPEL Geração e Transmissão fell 11.4% due to the expiration of certain agreements.

Number of customers – The number of customers billed by COPEL in March 2009 was 3,549,256, representing growth of 2.6% over the same month of 2008.

Category			Customers(1)

	March 2009	March 2008	Variation
Residential	2,800,788	2,733,727	2.5%
Industrial	63,850	59,039	8.1%
Commercial	295,530	288,031	2.6%
Rural	341,699	334,324	2.2%
Other	47,375	45,250	4.7%
Total for captive customers	3,549,242	3,460,371	2.6%
Free customers - Copel Geração e Transmissão	14	15	-6.7%
Total	3,549,256	3,460,386	2.6%

2 Management

Workforce – COPEL’s workforce at the end of the first quarter of 2009 amounted to 8,376(1) employees assigned to the Company’s wholly-owned subsidiaries and 112(1) employees assigned to the companies controlled by COPEL Participações, as follows:

		Employees (1)

	March 2009	March 2008
Wholly-owned subsidiaries
Copel Geração e Transmissão	1,564	1,499
Copel Distribuição	6,464	6,434
Copel Telecomunicações	348	333
Copel Participações (a)	-	29
	8,376	8,295
Companies controlled by COPEL Participações
Compagas	103	82
Elejor (Santa Clara)	6	6
UEG Araucária	3	3
	112	91

(a) Copel Participações was dissolved on December 1, 2008, and all of its employees were transferred to COPEL Geração e Transmissão.

3 Investor Relations

From January through March 2009, COPEL’s common shares (ON - code CPLE3) and class B preferred shares (PNB - code CPLE6) were traded on 89% and 100%, respectively, of the São Paulo Stock Exchange (BOVESPA) trading sessions.

COPEL’s free floating shares accounted for 45.0% of the Company’s stock capital. COPEL’s market value, based on the BOVESPA stock prices at the end of March 2009, was approximately R$ 6,086,000. Out of the 65 securities that make up the Ibovespa index, COPEL’s class B shares ranked 36th, accounting for 0.60% of the portfolio, with a Beta index of 0.60.

COPEL also accounts for 5.86% of the IEE (Electric Energy Index) portfolio.

As reported by BOVESPA, the closing price of COPEL’s common shares on the last trading day of the period was R$ 20.60 (a negative variation of 6.36%), and class B preferred shares were traded at R$ 24.10 (a negative variation of 0.42%) .. From January through March 2009, the Ibovespa index increased 8.99% .

On the New York Stock Exchange (NYSE), COPEL’s class B preferred shares, represented by American Depositary Shares (ADSs), are traded at Level 3, under the code ELP. As reported by NYSE, COPEL’s ADSs were traded on 100% of the trading sessions and had a closing price of US$ 10.43 at the end of the period (a negative variation of 1.04%) . Over this period, the Dow Jones index fell 13.30% .

On LATIBEX (The Euro Market for Latin-American Securities), linked to the Madrid Stock Exchange, COPEL’s Class B preferred shares are traded under the symbol XCOP. As reported by LATIBEX, COPEL’s XCOPs were traded on 98% of the trading sessions and had a closing price of 7.78 euros at the end of the period (a 3.73% variation). From January through March 2009, the Latibex index increased 16.64% .

Stock performance(1) - January - March 2009	Common Shares		Preferred Class B Shares

	Total	Daily average	Total	Daily average
Bovespa
Trades	807	15	85,003	1,393
Number of shares	3,033,200	56,170	38,099,400	624,580
Volume (in thousands of reais)	62,713	1,161	854,326	14,005
Trading sessions	54	89%	61	100%
Nyse
Number of shares	750,100	46,881	21,101,029	345,919
Volume (in thousands of dollars)	6,913	432	207,746	3,406
Trading sessions	16	26%	61	100%
Latibex
Number of shares	-	-	119,678	1,995
Volume (in thousands of euros)	-	-	895	15
Trading sessions	-	-	60	98%

4 Rates

The average rate for sales to final customers in March 2009 reached R$ 206.34/MWh (1), representing a 1.63% increase compared with the rate effective in March 2008.

Average rates for sales to final customers are shown below:

Average rates to final customers (a)			R$/MWh (1)

	March 2009	March 2008	Variation
Residential	257.49	252.08	2.1%
Industrial (b)	176.79	176.41	0.2%
Commercial	225.18	220.75	2.0%
Rural	151.21	148.74	1.7%
Others	173.00	170.53	1.4%

Total for sales to final customers	206.34	203.04	1.6%

Notes:
(a) Net of ICMS (VAT)
(b) Does not include free customers

Under Resolution no. 663, dated June 23, 2008, ANEEL approved new rates for bulk sales by COPEL to COCEL, with an 11.64% average reduction compared to the previous period.

Under Resolution no. 608, dated January 29, 2008, ANEEL approved new rates for bulk sales by COPEL to Companhia Força e Luz do Oeste - CFLO, with a 3.22% average increase over previous rates. Resolution no. 759, dated January 21, 2009, extended these rates until June 28, 2009.

The main rates for power purchased by COPEL are shown below:

Rates for electricity purchases			R$/MWh (1)

	March 2009	March 2008	Variation
Itaipu	116.41	80.27	45.0%
Cien	-	84.54	-
Auction - CCEAR 2005-2012	67.39	63.82	5.6%
Auction - CCEAR 2006-2013	78.92	74.75	5.6%
Auction - CCEAR 2007-2014	89.26	84.37	5.8%
Auction - CCEAR 2007-2014 (A-1)	112.56	104.74	7.5%
Auction - CCEAR 2008-2015	94.86	89.84	5.6%
Auction - CCEAR 2008-H30	118.74	112.42	5.6%
Auction - CCEAR 2008-T15 (a)	146.60	138.86	5.6%

Note: (a) Average auction price restated according to the IPCA inflation index.

The main rates for power sold by COPEL to distributors are shown below:

Rates for sale to distributors(1)			R$/MWh (1)

	March 2009	March 2008	Variation
Auction - CCEAR 2005-2012	67.62	63.96	5.7%
Auction - CCEAR 2006-2013	79.38	75.14	5.6%
Auction - CCEAR 2007-2014	88.96	84.06	5.8%
Auction - CCEAR 2008-2015	94.27	89.15	5.7%
Auction - CCEAR 2009-2016	107.96	-	-
Utilities within Paraná	122.26	121.37	0.7%

5 Economic and Financial Performance

Revenues (Note 27)

As of March 2009, net operating revenues reached R$ 1,356,629, an amount 3.2% greater than the R$ 1,314,558 recorded from as of March 2008.

This increase resulted mostly from the following factors:

(i) a 4.7% increase in revenues from sales to final customers, which reflects only actual sales revenues, not including revenues from the use of the distribution system (TUSD), due to the expansion of the Company’s total market demand (1.8% until March 2009);

(ii) a 5.7% increase in revenues from sales to distributors, mostly on account of the revenues from auction transactions and from the Electric Energy Trading Chamber (CCEE).

(iii) a 34.1% increase in COPEL Telecomunicações’ revenues due to service to new customers and added services to existing ones; and

(iv) a 4.7% increase in revenues from sales of gas due to increased distribution of gas to third-parties and to the rate increase passed on to customers during the period.

Operating Costs and Expenses (Note 29)

At the end of March 2009, operating costs and expenses amounted to R$ 987,096, representing an increase of 1.6% over the R$ 971,922 recorded in the same period of 2008. The main variations were:

A 3.2% reduction in power purchased for resale due mostly to: (i) a R$ 24,035 reduction in power purchased from CCEE; (ii) a R$ 7,072 increase in PIS/PASEP and COFINS tax credits on power purchased for resale; (iii) an offsetting increase in power purchased at auctions in the amount of R$ 18,682.

A 16.0% increase in charges for the use of the power grid, due mostly to the effects of the Basic Network and Itaipu Transport CVA, in the amount of R$ 21,507, and to the increase in the Basic Network quota.

A 26.6% increase in personnel expenses – which amounted to R$ 166,727 as of March 2009 – compared to the same period last year. This increase was due basically to the 7.5% wage increase applied as of October 2008, to the provision for profit sharing, to the addition of 81 employees to the workforce compared to March 2008, and to the resulting increase in social charges and provisions for annual bonus and paid vacation.

The 19.1% increase in materials compared to the same period of 2008 was due mostly to higher purchases of computer equipment, office supplies, and fuel and vehicle parts.

The 7.3% increase in third-party services was due mostly to higher expenses with power grid maintenance, technical and scientific consulting, and mail services.

The reduction in provisions and reversals was due to the lower impact of the provision for doubtful accounts in 2009 in the amount of R$ 4,396 (R$ 9,367 in the same period of 2008) and of provisions for contingencies in the amount of R$ 5,155 (R$ 7,420 in 2008).

Adjusted EBITDA (1)

Adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA) reached R$ 468,166 in March 2009, a figure 4.8% higher than the one recorded in the same period of last year (R$ 446,652), as shown below:

Calculation of EBITDA		Consolidated

	March 2009	March 2008
Net income for the period	272,071	255,512
Deferred IRPJ and CSLL	31,081	6,475
Provision for IRPJ and CSLL	106,298	122,909
Equity in results of investees	(11,174)	(12,250)
Interest expenses (income), net	(32,538)	(34,090)
Non-controlling shareholders' interests	3,795	4,080
EBIT	369,533	342,636
Depreciation and amortizaion	98,633	104,016
Adjusted EBITDA	468,166	446,652
Net Operating Revenues - NOR	1,356,629	1,314,558

EBITDA Margin%(1)	34.5%	34.0%

(1) EBITDA ÷ NOR
IRPJ= Corporate Income Tax
CSLL= Social Contribution on Net Income

Net income

From January through March 2009, COPEL recorded net income of R$ 272,071, corresponding to R$ 0.9942 per share.

(1) Information unaudited by the independent auditors.

OTHER INFORMATION DEEMED MATERIAL BY THE COMPANY (1)

In compliance with the provisions of the BOVESPA’s Regulation of Level 1 Special Corporate Governance Practices, we provide below a list of the shareholders who hold more than 5% of any type of Company stock, the consolidated shareholding situation of the controlling parties and senior management, and COPEL’s free-float:

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 31/03/2008 (In shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDER	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
TREASURY STOCK		-	-	-	-	-	-	-	-
OTHER SHAREHOLDERS		21,703,707	14.96	398,342	100.00	100,930,308	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	398,342	100.00	128,225,953	100.00	273,655,375	100.00

Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. Its' Shareholders' Agreement with the State of Paraná remains in effect.

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 31/03/2009 (In shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Ações Ordinárias		Ações Preferenciais Classe “A”		Ações Preferenciais Classe “B”		Total
		Quantidade	%	Quantidade	%	Quantidade	%	Quantidade	%
CONTROLLING SHAREHOLDER	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
TREASURY STOCK		-	-	-	-	-	-	-	-
OTHER SHAREHOLDERS		21,703,707	14.96	396,063	100.00	100,932,587	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	396,063	100.00	128,228,232	100.00	273,655,375	100.00

Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. Its' Shareholders' Agreement with the State of Paraná remains in effect.

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 31/03/2008 (In shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE- FLOATING STOCK
	SHAREHOLDERS	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
	CONTROLLING SHAREHOLDER	123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
SENIOR MANAGEMEN	BOARD OF DIRECTORS	9	0.00	-	-	-	-	9	0.00
	BOARD OF OFFICERS	102	0.00	-	-	-	-	102	0.00
	FISCAL COUNCIL	-	-	-	-	-	-	-	-
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	21,703,596	14.96	398,342	100.00	100,930,308	78.71	123,032,246	44.96
	TOTAL	145,031,080	100.00	398,342	100.00	128,225,953	100.00	273,655,375	100.00
	FREE-FLOAT	21,703,596	14.96	398,342	100.00	100,930,308	78.71	123,032,246	44.96

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 31/03/2009 (In shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE- FLOATING STOCK
	SHAREHOLDERS	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
	CONTROLLING SHAREHOLDER	123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
SENIOR MANAGEMEN	BOARD OF DIRECTORS	9	0.00	-	-	-	-	9	0.00
	BOARD OF OFFICERS	102	0.00	-	-	-	-	102	0.00
	FISCAL COUNCIL	-	-	-	-	-	-	-	-
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	21,703,596	14.96	396,063	100.00	100,932,587	78.71	123,032,246	44.96
	TOTAL	145,031,080	100.00	396,063	100.00	128,228,232	100.00	273,655,375	100.00
	FREE-FLOAT	21,703,596	14.96	396,063	100.00	100,932,587	78.71	123,032,246	44.96

(1) Information unaudited by the independent auditors.

SENIOR MANAGEMENT AND COMMITTEES

BOARD OF DIRECTORS

Chairman	JOÃO BONIFÁCIO CABRAL JÚNIOR
Executive Secretary	RUBENS GHILARDI
Members	JORGE MICHEL LEPELTIER
LAURITA COSTA ROSA
LUIZ ANTONIO RODRIGUES ELIAS
MUNIR KARAM
NELSON FONTES SIFFERT FILHO
NILTON CAMARGO COSTA
ROGÉRIO DE PAULA QUADROS

AUDIT COMMITTEE

Chairwoman	LAURITA COSTA ROSA
Members	JORGE MICHEL LEPELTIER
ROGÉRIO DE PAULA QUADROS

FISCAL COUNCIL

Chairman	OSMAR ALFREDO KOHLER
Members	ALEXANDRE LUIZ OLIVEIRA DE TOLEDO
HERON ARZUA
MÁRCIO LUCIANO MANCINI
WILSON PORTES

BOARD OF OFFICERS

Chief Executive Officer	RUBENS GHILARDI
Chief Finance, Investor Relations, and Corporate Partnerships Officer	PAULO ROBERTO TROMPCZYNSKI
Chief Engineering Officer	LUIZ ANTONIO ROSSAFA
Chief Management Officer	ANTONIO RYCHETA ARTEN
Chief Power Distribution Officer	RONALD THADEU RAVEDUTTI
Chief Power Generation and Transmission and Telecommunications Officer	RAUL MUNHOZ NETO
Chief Legal Officer	ZUUDI SAKAKIHARA
Chief Environmental and Corporate Citizenship Officer	MARLENE ZANNIN

For information about Investor Relations, please contact: ri@copel.com - Phone: +55 (41) 3222-2027/ +55 (41) 3331-4359 Fax: +55 (41) 3331-2849

INDEPENDENT AUDITOR REPORT ON THE REVIEW OF THE QUARTERLY INFORMATION

To the
Shareholders, Directors, and Officers of
Companhia Paranaense de Energia – COPEL
Curitiba – PR

1. We have reviewed the financial information (parent company and consolidated) contained in the Quarterly Information Report (ITR) of Companhia Paranaense de Energia – COPEL and its subsidiaries for the quarter ended on March 31, 2009, comprising the balance sheets, the statements of income, the statements of changes in shareholders’ equity, cash flows and added value, the performance report, and the accompanying notes, prepared under the responsibility of the management of the Company.

2. Our review was carried out in compliance with the specific standards set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and basically comprised: (a) inquiries of and discussions with the senior managers responsible for the accounting, financial, and operating areas of the Company and its subsidiaries, with regard to the main criteria adopted in the preparation of the quarterly information; and (b) a review of the information and of the subsequent events which have, or may have, significant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information contained in the quarterly report discussed in paragraph 1 so as to make it compliant with the accounting practices adopted in Brazil, consistent with the regulations of the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of quarterly reports.

4. As mentioned in note 2, due to changes in the accounting practices adopted in Brazil during 2008, the statements of income, of changes in shareholders’ equity, of cash flows, and of added value for the quarter ended on March 31, 2008, presented for purposes of comparison, have been reclassified and are being republished. We have not identified any adjustments which could have an impact on the Company’s income and on its shareholders’ equity as of March 31, 2008.

Curitiba, May 11, 2009.

DELOITTE TOUCHE TOHMATSU	Iara Pasian

Independent Auditors	Accountant

CRC n.º 2 SP-011.609/O-8 F-PR	CRC n.º 1 SP 121.517/O-3 S/PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.